
15005680

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Capital Cities Fund, LLC
(Exact name of issuer as specified in its charter)

Maryland
(State or other jurisdiction of incorporation or organization)

16000 Trade Zone Avenue/Unit 105
Upper Marlboro, MD 20774
301.218.4333 x221
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

All correspondence:
Jillian Sidoti, Esq.
TROWBRIDGE TAYLOR SIDOTI
38730 Sky Canyon Drive – Suite A
Murrieta, CA 92563
(323) 799-1342
EMAIL: jillian@syndicationlawyers.com

(Name, address, including zip code, and telephone number, including area code, of agent for service)

6790	**46-2468320**
(Primary standard Industrial Number)	**(I.R.S. Employer Identification Classification Code Number)**

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I — NOTIFICATION

ITEM 1. Significant Parties

a. Tradewinds Realty Partners, LLC, is the Managing Member of the Company. The business address shall be 16000 Trade Zone Avenue/Unit 105 Upper Marlboro, MD 20774. Sherman Ragland is the Member of the Managing Member and the decision maker for the company.

b. the issuer's Managing Members; Not Applicable

c. The Managing Member, Tradewinds Realty Partners, LLC currently holds 100% of the Company's Management Interests or units in consideration of services to be rendered.

d. The Managing Member, Tradewinds Realty Partners, LLC currently holds 100% of the Company's Management Interests or units in consideration of services to be rendered.

e. promoters of the issuer; Sherman Ragland

f. Not applicable

g. affiliates of the issuer;

   None.

h. counsel to the issuer with respect to the proposed offering;

   This Offering was written by Jillian Ivey Sidoti, counsel for the issuer. Trowbridge Taylor Sidoti LLP is located at 38730 Sky Canyon Drive – Suite A, Murrieta, CA 92563. Counsel for Capital Cities Fund, LLC has not acted on behalf of the prospective investors or conducted a review or investigation on their behalf with respect to this Offering. Subscribers are urged to consult with independent market, legal and accounting professionals to the extent deemed necessary to evaluate the risks and merits of investing in this offering.

i. each underwriter with respect to the proposed offering;

   This offering is self-underwritten, which means that it does not involve the participation of an underwriter or broker, and as a result, no broker for the sale of our securities will be used. In the event a broker-dealer is retained by us to participate in the offering, we must file a post-effective amendment to the registration statement to disclose the arrangements with the broker-dealer, and that the broker-dealer will be acting as an underwriter and will be so named in the prospectus. Additionally, the FINRA's corporate finance department must issue a "no objection" position on the terms of the underwriting compensation before the broker-dealer may participate in the offering.

j. the underwriter's directors; Not applicable

k. the underwriter's officers; Not applicable

l. the underwriter's Managing Members; Not applicable

m. counsel to the underwriter; Not applicable

ITEM 2. Application of Rule 262

a. None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262

b. Not Applicable.

ITEM 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

a. These securities will not be offered by underwriters, dealers or salespersons.

b. These securities shall be offered in the states of Maryland, Virginia, and District of Columbia. The securities may be offered in other states as demand warrants. The Directors of the Company shall file this Form 1-A as well as any other required forms in accordance with state laws as well as all required advertising materials.

The manager plans on advertising the sale of these securities using email, social media, the internet, billboards, newspaper articles, postcards, flyers, direct mail campaigns, radio and television advertisements. We will only use advertising that is in complete compliance with Regulation A and any other applicable laws. Advertising will not commence unless it is a) in compliance with Rule 254 or b) this Offering has been qualified by the S.E.C and the appropriate state securities commission.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

Other than an issue of Management Interests to our sole Member and Manager, Tradewinds Realty Partners, LLC, there have been no sales of unregistered securities. Such Management Interests were issued in exchange for services including company management and services related to this Offering.

ITEM 6. Other Present or Proposed Offerings

Neither the issuer nor any of its affiliates are currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

There are no arrangements to any selling security holder in the offering covered by this Form 1-A.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

There are no contingent financial relationships with any experts named in the Offering Circular.

ITEM 9. Use of a Solicitation of Interest Document

The issuer has not provided prospective purchasers any written documents or broadcasts to determine whether there is any interest in this securities offering. In the event that they do issue such documents, the issuer will provide such documents or broadcasts to the Commission in accordance with Rule 254. The issuer did not solicit or accept any money or other consideration from any prospective investor. The issuer will not make any sales until this offering statement has been qualified.

PART II— OFFERING CIRCULAR

Capital Cities Fund, LLC (the "Company")

Type of securities offered: Preferred Membership Interests ("Units" or "Preferred Interests") in a limited liability company

Maximum number of securities offered: 5,000,000
Minimum number of securities offered: 0
Price per security: $1
Total proceeds: If maximum sold: $5,000,000 If minimum sold: $1

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No
If yes, what percent is commission of price to public? N/A
Is there other compensation to selling agent(s)? [ ] Yes [X] No
Is there a finder's fee or similar payment to any person? [ ] Yes [X] No
Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No
Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [X] No
Is transfer of the securities restricted? [X] Yes [ ] No

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE THE SECTION ENTITLED "RISK FACTORS."

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[X] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):

This offering has been registered for offer and sale in the following states:
None.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of XX pages.

THE COMPANY

Exact corporate name: Capital Cities Fund, LLC

State and date of incorporation: Maryland; April 8, 2013

Street address of principal office:
16000 Trade Zone Avenue/Unit 105
Upper Marlboro, MD 20774

Company Telephone Number: 301.218.4333 x221

Fiscal year: December 31

Person(s) to contact at Company with respect to offering:
Jillian Sidoti
Trowbridge Taylor Sidoti, LLP
38730 Sky Canyon Drive – Ste A
Murrieta, CA 92563
jillian@syndicationlawyers.com

Telephone Number (if different from above): 323-799-1342

RISK FACTORS

Our Units involve a high degree of risk. You should carefully consider the risks described below before making a decision to invest in the Units. If any of the following risks actually occurs, you might lose all or part of your investment in the Units. In addition to the other information in this prospectus, you should carefully consider the risks described below and all the information contained in this prospectus before deciding whether to purchase any of the Units.

Risks Related to the Units and the Offering

We are a development stage company organized in April 2013 and have recently commenced operations, which makes an evaluation of us extremely difficult. At this stage of our business operations, even with our good faith efforts, we may never become profitable or generate any significant amount of revenues, thus potential investors have a high probability of losing their investment.

We were incorporated in April 2013. As a result of our start-up operations we have; (i) generated no revenues, (ii) accumulated deficits of $7,800 from inception due to organizational and start-up activities, business plan development, and professional fees since we incorporated. There is nothing at this time on which to base an assumption that our business operations will prove to be successful or that we will ever be able to operate profitably. Our future operating results will depend on many factors, including our ability to raise adequate working capital, demand for our loan products, the level of our competition and our ability to attract and maintain key management and employees. If we are unable to continue as a going concern, you will lose your investment. You should not invest in this offering unless you can afford to lose your entire investment.

The Units are not insured against loss by the FDIC or any governmental agency, so you could lose your entire investment.

The Units are not bank deposits and neither the Federal Deposit Insurance Corporation nor any other governmental or private agency insures the Units. Our ability to redeem the Units and pay any dividends on the Units depends solely upon our earnings, our working capital and other sources of liquidity available to us. If these payment sources are inadequate, you could lose your entire investment.

The Units lack liquidity and marketability and you may not transfer a Unit without our consent. Accordingly, you may not be able to freely sell or transfer your Units or easily use them as collateral for a loan.

There is no public market for the Units and management does not anticipate that any market will develop in the foreseeable future. As a result, you may not be able to freely sell or transfer your Units or easily use them as collateral for a loan. Your ability to sell a Unit depends in part on the presence in the marketplace of a willing buyer. Moreover, Units may not be transferred without our prior written consent and without complying with federal and state securities laws. Due to these factors, there can be no assurance that you will be able to sell your Units, even if we permit a transfer, at prices or times desirable to you.

We do not set aside funds in a sinking fund to pay distributions or redeem the Units, so you must rely on our revenues from operations and other sources of funding for dividends and redemption payments. These sources may not be sufficient to meet these obligations.

We do not contribute funds on a regular basis to a separate account, commonly known as a sinking fund, to pay distributions on or redeem the Units at the end of the applicable non-withdrawal period (24 months since the date of investment.) Accordingly, you will have to rely on our cash from operations and other sources of liquidity, such as borrowed funds and proceeds from future offerings of securities, for dividend payments and payments upon redemption. Our ability to generate revenues from operations in the future is subject to general economic, financial, competitive, legislative, statutory and other factors that are beyond our control. Moreover, we cannot assure you that we will have access to additional sources of liquidity if our cash from operations are not sufficient to fund required distributions to you. Our need for such additional sources may come at undesirable times, such as during poor market or credit conditions when the costs of funds are high and/or other terms are not as favorable as they would be during good market or credit conditions. The cost of financing will directly impact our results of operations, and financing on less than favorable terms may hinder our ability to make a profit. Your right to receive distributions on your Units is junior to the right of our general creditors to receive payments from us. If we do not have sufficient funds to meet our anticipated future operating expenditures and debt repayment obligations as they become due, then you could lose all or part of your investment. We currently do not have any revenues.

Our management team will have broad discretion over the allocation of the proceeds from the offering, and you could lose your entire investment if management invests our funds in unsuccessful initiatives.

Our management team will have broad discretion in determining how the proceeds from this offering will be used, and you will be relying on the judgment of our management team regarding the application of these proceeds. Management's allocation of the net proceeds will affect how our business grows. It is possible that our management team may not apply the net proceeds of this offering in ways that result in the successful growth of the Company, yield a significant return on any investment of the net proceeds, and/or increase the value of your investment. See the section of this prospectus entitled "**USE OF PROCEEDS**."

We may use the proceeds from this offering to pay dividends on or redeem Units, which would reduce the amount of funds available to make loans and grow our business.

In exercising its discretion with respect to the use of the proceeds from this offering, our management may choose to use proceeds, rather than net income from operations, to pay dividends on outstanding Units or to redeem outstanding Units. The use of proceeds for these purposes would reduce the cash available to make loans and otherwise fund operations. Because our net income will depend in large part on our ability to make loans, the use of proceeds from this offering to pay dividends or redeem Units could adversely impact our financial condition and results of operations.

We have the right to make a mandatory call of the Units, so you may earn less return on your investment than originally expected.

We may redeem your Units from you at any time without penalty. If we choose to redeem your Units, we will be required only to return your original investment amount plus any unpaid dividends that have accrued on your Units. After redemption, you may not be able to re-invest your funds with us or elsewhere at comparable rates and, therefore, may earn less than you expected to earn at the time of your investment.

We may incur future debt that could reduce our profits and impair our ability to pay dividends or redeem the Units.

To fund future operations, we may need to incur substantial debt in the future. The terms of the Units as set forth in our Operating Agreement do not prohibit us from doing so. Your right to receive distributions on the Units, including dividend payments and payments upon redemption, is junior to the right of our general creditors to receive payment from us on our indebtedness. The risks described below will be magnified if and as we incur new debt. Our indebtedness could have important consequences to you. For example, it could:

- increase our vulnerability to general adverse economic and industry conditions;
- limit our ability to obtain additional financing;
- require the dedication of a substantial portion of our cash flow from operations to the payment of principal and interest on our indebtedness, thereby reducing the availability of such cash flow to fund our growth strategy, working capital, capital expenditures and other general corporate purposes;
- increase our vulnerability to interest rate increases if future debt must be incurred at interest rates that are higher than current rates;
- limit our flexibility to plan for, or react to, changes in our business and the industry;
- place us at a competitive disadvantage relative to competitors with less debt;
- limit our ability to pay a return on your Units; and/or
- make it difficult or impossible for us to redeem your Units at the end of your Non-Redemption Period if you elect not to continue your investment.

A change in market interest rates may reduce our profits and impair our ability to pay dividends or redeem the Units.

Rapid changes, either upward or downward, in interest rates may adversely affect our profits. Any future decline in interest rates may lower our profitability. Any future rise in interest rates may:

- reduce customer demand for our loans;
- change loan prepayment rates;
- increase our cost of funds;
- increase the possibility of redemption requests; and/or
- limit our access to borrowings in the capital markets.

Risks Related to Our Business

The Company has a limited operating history on which to base an evaluation of an investment in the Units. Our future growth and profits may not equal or exceed our growth or profits in prior periods.

The Company is newly formed and has not yet commenced operations and therefore, our prospects must be considered in light of the risks and uncertainties encountered by companies in the early stages of development. Because the Company has a relatively short operating history, you should not assume that our future results, whether in the near term or over an extended period of time, will be consistent with our historical results. In evaluating an investment, you should consider the performance of others in the lending arena, both on a long-term basis and over the period of our operating history. Moreover, investors should consider the fact that we have not made any Loans to date. We cannot predict with any certainty whether our loan programs will be successful and/or how its implementation will impact our future financial condition or operating performance.

Our underwriting standards and procedures are more lenient than those used by conventional lenders, which exposes us to a greater risk of loss than conventional lenders face.

Our underwriting standards and procedures are more lenient than conventional lenders in that we may not require our borrowers to meet the credit standards that conventional mortgage lenders impose, which may create additional risks to your investment. We approve mortgage loans more quickly than other mortgage lenders. Generally, we will not spend more than 30 days assessing the character and credit history of a borrower. Due to the nature of loan approvals, there is a risk that the credit inquiry we perform will not reveal all material facts pertaining to the borrower and the collateral securing the loan. Furthermore, when the needs of the borrower dictate, we may spend substantially less than 30 days to evaluate loan opportunities. These factors may increase the risk that our borrowers will default under their loans, which may impair our ability to make timely dividends to you and which may reduce the amount we have available to distribute to you. Furthermore, our assessment of the quality of the mortgage loans we originate may be inaccurate. An incorrect analysis with respect to one or more of our loans could have a materially adverse impact on our profitability and our ability to make the cumulative dividends. Additionally, if our analysis is wrong with respect to a loan and we are forced to proceed against the collateral securing that loan, we may not recover the full amount outstanding under the loan. The foregoing factors could cause you to lose all or part of your investment.

Our underwriting standards create a greater risk for Members as we do not require any minimum FICO score, Debt to Income ratios, and we are more lenient on loan to value ratios than a typical underwriting at a typical lending institution might be. We will require a proof of funds for the down payment or rehab costs related to a property.

As stated previously, we do not have the same underwriting criteria as a typical lending institution. Our underwriting criteria is much more lax. In summary, our underwriting criteria will be as follows:

1.) We will not require a minimum FICO score, but will require a proof of funds for other funds required for the property purchase and rehab.

2.) We will loan out on properties up to $2,000,000 for multifamily and commercial properties, and up to $750,000 for single family.

3.) Terms of loans will be six months to eighteen months for properties in need of rehab and then for sale

4.) We will loan up to 36 months on properties without the need of rehab

5.) We will require a loan to value based on "after repaired value" of 65% but will allow up to 70% for properties with compensating factors.

6.) We will require a written history and experience from the borrower of previous rehabs and investment purchases for review by our Board of Directors which will also act as our underwriting.

7.) All loans must be unanimously approved by the members of the Manager.

8.) We will require a physical inspection of the property and/or inspection of comparable data for similarly situated properties.

9.) We will require all third party reports prepared at the expense of the Borrower.

10.) We will review the Borrower's borrowing history with us – initially, this will be irrelevant as we have not yet lent any funds.

This underwriting criteria can present a higher default rate which is why we will charge a higher interest rate than that of a typical lender. However, it should be noted that we intend to charge less than other hard money lenders in order to stay competitive with both banks and hard money lenders. Therefore, we are at risk of not having high profit margins or any profits at all if we do not manage our risks appropriately and charge appropriate interest rates.

Our assessment of the quality of loans we originate and acquire may be inaccurate, which may lead to more losses on our loans that anticipated.

Before we originate loans, we evaluate them to determine whether they are suitable for our portfolio. Our initial evaluation of the loans may be flawed and actual results may be different than expected, which, if unfavorable, could adversely affect our financial condition and results of operations. Moreover, our loans are secured by real estate and our credit decisions will be based, in part, on our valuation of that real estate. If the valuation techniques employed by us, or third parties on whom we rely, are flawed, then our loan loss percentage could increase, which could adversely affect our profitability. See the section of this prospectus entitled "**DesCRIPTION OF BUSINESS.**"

Our borrowers may fail to repay their loans, which may reduce our profits and impair our ability to pay dividends or redeem the Units.

Other than interest earned on funds invested in bonds, bank certificates of deposit and money market accounts pending the use for loans, all of our income will be generated from our lending business. Thus, the primary risk associated with our business is that persons to whom we loan money will fail to repay their loans or will fail to make timely payments to us. We currently do not have any loans placed. We consider numerous factors when deciding whether to call a loan or allow a defaulting borrower to continue working through his or her problems while a loan is in default – primarily, the value of the collateral and the amount of the debt, and the plan of the defaulting borrower to repay the debt. In addition, we consider the costs and burdens that would be occasioned by calling the loan, such as bringing suit and/or foreclosing on collateral. There can be no guarantee that our policy of periodically working with defaulting borrowers rather than pursuing collection will not ultimately result in the need to pursue collection or make it less likely that we will not ultimately realize a loss with respect to these loans. It is impossible to predict whether one of our borrowers will default or what impact any one borrower's default may have on our business.

Some of our borrowers have experienced increasing difficulty in obtaining permanent financing which may reduce our profits

Many of our borrowers rely on permanent financing from institutional lenders to repay the Short-Term Loans. Due to the volatility in the real estate market and the tightening of the credit markets, our borrowers have experienced increasing difficulty in obtaining such permanent financing. This delay could prevent us from making new loans with those funds and collecting fees from the new loans, which would lower our profitability. In addition, a borrower who has failed, or fails in the future, to obtain permanent financing may default on the loans, which would also lower our profitability.

Changes in the economic conditions in our lending areas could have a material and adverse impact on our financial condition, the ability of our borrowers to repay their loans and the value of the real estate and other collateral securing those loans.

Any negative changes that arise in the economy and/or real estate market of the areas in which we make and sell loans could have a material and adverse impact on our net income, the ability of our borrowers to make payments under their loans, and any recovery we can obtain by proceeding against the collateral securing those loans, all of which would reduce our ability to pay our debts as they come due. The national and local real estate economies have significantly weakened during the past two years. As a result, real estate values across the country have decreased, in some cases by substantial amounts, and the general availability of credit, especially credit secured by real estate, has significantly decreased. These conditions have made it more difficult for real estate owners and owners of loans secured by real estate to sell their assets at the times and at the prices they desire. If we are forced to foreclose on real property securing our loans, there can be no guarantee that we will be able to sell the foreclosed property at the times or at the prices we desire. Our cash flows and net income could be materially and adversely impacted if we are forced to hold such real property for an extended period of time or if we are forced to sell such real property at a loss, which could limit our ability to grow or sustain our business and/or make distributions on your Units. See "Liquidity and Capital Resources" in the section of this prospectus entitled "

1. NATURE OF OPERATIONS

("The Company") was formed in the State of Maryland on April 8, 2013 as Limited Liability Company ("LLC") to engage in the creation and development of an investment strategy. The Company is in the development stage with no revenues and a limited operating history.

DEVELOPMENT STAGE COMPANY

The Company is a development stage company as defined by ASC 915-10-05, "Development Stage Entity". The Company is still devoting substantially all of its efforts on establishing the business and its planned principal operations have not commenced. All losses accumulated, since inception, have been considered as part of the Company's development stage activities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America and are presented in US dollars. The Company's year-end is December 31.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturity of three months or less to be cash equivalents.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires that management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Financial Instrument

Fair value measurements are determined based on the assumptions that market participants would use in pricing an asset or liability. ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. FASB ASC 820 establishes a fair value hierarchy that prioritizes the use of inputs used in valuation methodologies into the following three levels:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and must be used to measure fair value whenever available.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability. For example, level 3 inputs would relate to forecasts of future earnings and cash flows used in a discounted future cash flows method.

The recorded amounts of financial instruments, including cash equivalents and accounts payable, approximate their market values as of March 31, 2015.

Recent Accounting Pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have any significant impact on the Company's results of operations, financial position or cash flow. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

3. RELATED PARTY TRANSACTIONS

Tradewinds Realty Partners, LLC, operating member, provides management service to the Company for no compensation.

4. COMMITMENT AND CONTINGENCIES

Other than commitment already disclosed above, the Limited Liability Company did not have significant capital and other commitments, or guarantees as of December 31, 2012.

5. SUBSEQUENT EVENTS

In accordance with *ASC 855, Subsequent Events*, the Company has evaluated subsequent events through the date of available issuance of these financial statements. During this period, the Company did not have any material recognizable subsequent events.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" for further information about this risk.

Our use and estimate of the after renovated value of a property underlying a loan may increase the risk that we may not be able to fully collect the amounts due under that loan.

Traditional commercial lenders in our market area typically limit loan amounts to a percentage of the estimated market value of the property securing the loan at the time a loan is made. When we make a loan, the loan-to-value ratio is based on what we believe the value of the property will be once the project is developed in accordance with the borrower's renovation and development plan. We refer to this value as the ARV, or after renovated value, and our loans generally have a LTV of no more than 65%. In each case, the LTV is based both on external sources of information, such as third-party valuations of the unrenovated property, and on our subjective valuation of the property. Our beliefs are based on various factors that are unpredictable, such as the current real estate market, the materials to be used in the renovation, and our review of comparables among other completed projects in the market area. Our estimate of the ARV may prove to be inaccurate, such that the value of our collateral is less than what we anticipated. Moreover, a borrower may fail to develop (or fully develop) a property, which could also cause the value of our collateral to be less than what we anticipated. In such cases, if a borrower were to default under a Loan and/or we were forced to foreclose on the property securing a loan, we may not recover the full amount owed to us and our allowance for loan losses may prove to be insufficient to absorb our actual losses. Accordingly, our use of the ARV to establish the loan-to-value ratio, as opposed to using the value of the undeveloped property, increases the risks associated with our lending business, which, if realized, could materially and adversely impact our financial condition and results of operations.

Most of the loans we make will have a balloon payment feature, which presents additional risks to investors and could have a material and adverse impact on our financial condition.

We anticipate that 90% to 100% of our Loans will have "balloon payment" features. A loan with a balloon payment feature contemplates a large payment of principal at the maturity of the loan, with small or no principal payments during the term of the loan. Loans with balloon payment features are riskier than loans with regular scheduled payments of principal because the borrower's ability to repay the loan at maturity generally depends on its ability to refinance the loan or sell the underlying property at a price that equals or exceeds the amount due under the loan. There are no specific criteria used to evaluate the credit quality of borrowers for mortgage loans with balloon payment features. Furthermore, a substantial period of time may elapse between the time the loan is made and the time the loan matures, and the borrower's financial condition at those times may significantly change. As a result, there can be no assurance that our borrowers will have sufficient resources to make balloon payments when due.

Our remedies for collecting on a defaulted loan may be inadequate, which may lead to more losses on our loans and impair our ability to pay dividends or redeem the Units.

We may fail to collect funds from originated and acquired loans. Our ability to fully recover amounts due under the originated and acquired loans may be adversely affected by, among other things:

- the financial distress or failure of our borrowers;

- adverse changes in the values of the real estate or other property pledged to secure our loans;
- our purchase of fraudulent loans;
- misrepresentations made to us by a broker, bank or other lender from whom we acquire a loan;
- third-party disputes; and/or
- third-party claims with respect to security interests.

These potential future losses may be significant, may vary from current estimates or historical results and could exceed the amount of our reserves for loan losses. We do not maintain insurance covering such losses. In addition, the amount of the provision for loan losses may be either greater or less than actual future write-offs of the loans relating to that provision. Any of these events could have a materially adverse effect on our business. See "Allowance for Loan Losses" in the section of this prospectus entitled "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" for further information about this risk.

There are risks associated with taking a security interest in real property, and the realization of these risks could have a material and adverse impact on our financial condition and results of operations.

Our loan portfolio is and will be secured by real property. If a borrower defaults under a loan in our portfolio, we may have to foreclose on and take possession of the real estate collateral to protect our financial interest in the loan. In that case, various factors could cause us to realize less than we anticipated or otherwise impose burdens on us that would reduce our profits. These factors include, without limitation, fluctuations in property values, occupancy rates, variations in rental schedules and operating expenses. In addition, owning and selling foreclosed property may present additional considerations, including:

- To facilitate a sale of the property on which we foreclose, it may be necessary for us to finance all or a portion of the purchase price for the buyer of the property. In such cases, we will not receive the sale price immediately but will have to rely on the purchaser's ability to repay the loan, which ability is subject to the same repayment risks that are applicable to any other borrower, as discussed elsewhere in this prospectus.

- There is a risk that hazardous or toxic substances could be found on properties that we take back in foreclosure. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property's value or limit our ability to use or sell the affected property. Any environmental review we undertake before taking title under any foreclosure action on real property may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our financial condition and results of operations.
- We may become liable to third persons in excess of the limits covered by insurance to the extent such person or person's property is injured or damaged while on property acquired by us through foreclosure.

We may have difficulty protecting our rights as a lender, which may impair our ability to continue making loans and could have a material adverse impact on our financial condition.

The rights of our borrowers and other lenders may limit our realization of the benefits of our loans. For example:

- Judicial foreclosure is subject to the delays of protracted litigation, and our collateral may deteriorate and/or decrease in value during any delay in foreclosing on it;
- A borrower's right of redemption during foreclosure proceedings can deter the sale of our collateral and can require us to manage the property for a period of time;
- The rights of senior or junior secured parties in the same property can create procedural hurdles for us when we foreclose on collateral;
- To the extent we assign as collateral one or more of our loans to other lenders, those other lenders will have a prior claim on any foreclosure proceeds;
- We may not be able to pursue deficiency judgments after we foreclose on collateral;
- Federal bankruptcy law can prevent us from pursuing any actions, regardless of the progress in any of these suits or proceedings; and/or
- At or near the end of foreclosure proceedings, a borrower will sometimes file bankruptcy to further delay the Company's efforts to take ownership of the real estate collateral. Depending on the circumstances, a bankruptcy can take six to twenty-four months or more to resolve. Further, the more equity a borrower has in a property, the greater the chances that the court will grant the borrower additional time for protection from foreclosure action.

It should be noted that we currently do not hold any assets. We currently do not have any revenue.

We plan to have our lending activities to take place in the mid-Atlantic United States; events in the regions where we may lend may have a material adverse effect on our financial condition and results of operations.

Our success depends in large part on the general economic conditions of the areas in which we lend, specifically the mid-Atlantic United States. The local economic conditions in the area will have a significant impact on the demand for Loans as well as the ability of our borrowers to repay their loans, the value of the collateral securing loans and the stability of our funding sources. A significant decline in general economic conditions, caused by inflation, recession, acts of terrorism, outbreak of hostilities or other international or domestic occurrences, unemployment, changes in securities markets or other factors could impact these local economic conditions and, in turn, have a material adverse effect on our financial condition and results of operations.

We may not be able to profit from our loans as expected, which could impair our ability to pay dividends or redeem the Units.

We anticipate that most of our future revenues will be generated from our lending activities. Accordingly, we will need to reinvest proceeds from loan payoffs and to invest capital received from the sale of the Units in new Loans. We currently have not earned any revenues or profits. If we fail to sustain a profitable level of loan originations, our financial condition and results of operations could be significantly and adversely affected. Our ability to sustain a profitable level of loan originations will depend upon a variety of factors outside our control, including interest rates, economic conditions in our primary market areas, decline in real estate values, competition; and/or regulatory restrictions. We currently do not have any revenues or assets.

Changes in federal and state regulation of commercial lenders could impose significant burdens on us, which could adversely impact on our financial condition.

Our current lending business does not require us to be licensed as a lender under federal or state laws. We are subject to various laws that affect the lending business, such as laws relating to taking security interests in real estate, foreclosing on real estate, and limits on interest and usury. In the future, we may be found to have violated these laws, which could, among other things, subject us to regulatory scrutiny and/or actions, cause us to lose money on our loans and the underlying real estate, and cause us to lose priority with respect to underlying real estate. Moreover, the lending industry has been subjected to significant governmental scrutiny over the past two years and it is possible that the U.S. Congress and/or state legislatures may adopt additional laws, including licensing laws, to govern commercial lenders like us. A failure by us to qualify for any such license or to comply with such new requirements could subject us to additional regulatory scrutiny and/or an inability to continue our lending business. These risks, if realized, could have a materially adverse effect on our financial condition and results of operations.

We are subject to regulatory and public policy risks, which could affect the values of the properties that secure our loans.

Decisions of federal, state and local authorities may affect the values of properties that secure our loans. Examples of these decisions include, without limitation, zoning changes, revocation or denial of sanitation, utility and building permits, condemnations, relocations of public roadways, changes in municipal boundaries, changes in land use plans, modifications of parking or access requirements, and changes in permitted uses. Also, shifts in public policy reflected by courts, legislatures or other regulatory authorities may affect provisions of security documents and make realization upon the collateral more time-consuming and expensive. Any of these decisions or changes could cause us to recognize a loss on property securing a loan, which could adversely affect our financial condition and results of operations.

We face significant competition for loans, which could have a material adverse impact on our financial condition.

The market for construction loans is highly competitive. In our lending business, we compete with banks, credit unions, other mortgage banking firms, and several other types of financial institutions (many of which may have greater name recognition than us). Our competitors could provide a competitive challenge to us by, for example, offering lower rates and better terms to our potential borrowers. Significant competition challenges could have a material and adverse impact on our financial condition.

Our success is dependent in part on our senior management, and the loss of the services of senior management could disrupt our operations.

We are a limited liability Company under Maryland law, and our Managing Member is Tradewinds Realty Partners, LLC a Maryland limited liability company. The Managing Member is Sherman Ragland. Pursuant to our Operating Agreement, the Managing Member, and, therefore, Mr. Ragland, essentially has complete control over our day-to-day operations. Accordingly, our future success and the success of investors will depend, in large part, on the continued services and experience of Mr. .Ragland. We depend on the services of Mr. Ragland to, among other things, continue our growth strategies and maintain and develop our client relationships. The loss of Mr. Ragland's services would disrupt our operations and would delay our planned growth while we worked to replace them. We do not have in place any policy of "key person" life insurance on the lives of Mr. Ragland and we do not have a succession plan in place.

Our Operating Agreement requires us to indemnify the Managing Member and its affiliates for claims related to actions taken on behalf of the Company.

Our Operating Agreement provides that the Managing Member and its affiliates, including Mr. Ragland are entitled to indemnification by the Company for all damages, claims, liabilities, judgments, fines, penalties, charges, and similar items incurred in connection with defending any threatened, pending or completed action or suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person was acting for or on behalf of the Company unless such liability is finally found by a court of competent jurisdiction to have resulted primarily from the indemnified party's bad faith, gross negligence or intentional misconduct, or material breach of the Operating Agreement. Maryland law prohibits indemnification unless it is shown that the person to be indemnified (i) acted in good faith, (ii) reasonably believed its actions to be in or not opposed to the best interests of the Company, (iii) did not actually receive an improper personal benefit in money, property, or services, and (iv) in a criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to these persons, pursuant to the foregoing provisions or otherwise, the SEC is of the opinion that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Our indemnification obligations may require us to use our cash resources to indemnify rather than to pay general operating expenses, dividends on the Units and amounts due upon redemption of Units.

Some of our affiliates may invest in the Units, which may create conflicts of interest.

As of the date of this prospectus, neither the equity owners nor the directors of our Managing Member, nor any of their related interests, hold any Units While investment in the Units by our affiliates may align their interests with those of other investors, it could also create conflicts of interest by influencing management's actions during times of financial difficulties. For example, the fact that persons related to our management may hold Units, and the number of Units they hold, could influence the Managing Member's decision to pay dividends on Units at a time or times when it would be prudent to use our cash resources to build capital, pay down outstanding obligations, or grow our business. There may be other situations not presently foreseeable in which the ownership of Units by related persons may create conflicts of interest. These conflicts of interest could result in action or inaction by management that is adverse to other holders of the Units.

The members of the Managing Member are not prohibited from engaging in other business ventures, which may create conflicts of interest.

Our Operating Agreement permits the Managing Member and any Member to directly engage in any other business ventures and activities, even if those ventures and activities compete with the Company. We anticipate that some of the directors of our Managing Member may invest in Units. The fact that Members may engage in ventures that compete with us could create a conflict of interest between our affiliates and the Company because these persons may choose to directly seize upon business opportunities from which the Company could benefit if those opportunities were instead made available to the Company. Neither we nor any Member has any rights with respect to any such ventures and activities or the income or profits derived therefrom, so this conflict of interest could result in the Company earning less profit than would be the case if our affiliates were required to first present favorable business opportunities to the Company. Additionally, because the Managing Member has sole discretion with respect to the Company's cash resources, including the proceeds from this offering, the Managing Member may choose to invest our funds in companies or other ventures in which the Managing Member and/or our affiliates have a financial interest. Again, neither we nor any Member will have any rights to the income or profits derived by those companies or other ventures using our funds (except to the extent our funds represent an equity or similar investment in those companies or ventures).

The exemption from the Investment Company Act may restrict our operating flexibility. Failure to maintain this exemption may adversely affect our profitability.

At all times we intend to conduct our business so as to fall within the exemption from the definition of "investment company" provided by Section 3(c)(5)(C) of the Investment Company Act of 1940, as amended (referred to in this prospectus as the "1940 Act"). Section 3(c)(5)(C) of the 1940 Act excludes from regulation as an investment company any entity that is primarily engaged in the business of purchasing or otherwise acquiring "mortgages and other liens on and interests in real estate". To qualify for this exemption, we must ensure our asset composition meets certain criteria. Generally, 55% of our assets must consist of qualifying mortgages and other liens on and interests in real estate and the remaining 45% must consist of other qualifying real estate-type interests. Maintaining this exemption may adversely impact our ability to acquire or hold investments, to engage in future business activities that we believe could be profitable, or could require us to dispose of investments that we might prefer to retain. If we are required to register as an investment company under the 1940 Act, then the additional expenses and operational requirements associated with such registration may materially and adversely impact our financial condition and results of operations in future periods.

Federal Income Tax Risks

The Internal Revenue Service may challenge our characterization of material tax aspects of your investment in the Units.

An investment in Units involves material income tax risks which are discussed in detail in the section of this prospectus entitled "MATERIAL FEDERAL INCOME TAX CONSIDERATIONS" starting on page 42. You are urged to consult with your own tax advisor with respect to the federal, state, local and foreign tax considerations of an investment in our Units. We will not seek any rulings from the Internal Revenue Service regarding any of the tax issues discussed herein. Accordingly, we cannot assure you that the tax conclusions discussed in this prospectus, if contested, would be sustained by any court. In addition, our legal counsel is unable to form an opinion as to the probable outcome of the contest of certain material tax aspects of the transactions described in this prospectus, including whether we will be characterized as a "dealer" so that sales of our assets would give rise to ordinary income rather than capital gain and whether we are required to qualify as a tax shelter under the Internal Revenue Code. Our counsel also gives no opinion as to the tax considerations to you of tax issues that have an impact at the individual or partner level.

You may realize taxable income without cash distributions, and you may have to use funds from other sources to fund tax liabilities.

As a Member of the Company, you will be required to report your allocable share of our taxable income on your personal income tax return regardless of whether you have received any cash distributions from us. It is possible that your Units will be allocated taxable income in excess of your cash distributions. We cannot assure you that cash flow will be available for distribution in any year. As a result, you may have to use funds from other sources to pay your tax liability.

We could be characterized as a publicly traded Company, which would have an adverse tax effect on you.

If the Internal Revenue Service were to classify us as a publicly traded Company, we could be taxable as a corporation, and distributions made to you could be treated as portfolio income to you rather than passive income. We cannot assure you that the Internal Revenue Service will not challenge this conclusion or that we will not, at some time in the future, be treated as a publicly traded Company due to the following factors:

- the complex nature of the Internal Revenue Service safe harbors;
- the lack of interpretive guidance with respect to such provisions; and
- the fact that any determination in this regard will necessarily be based upon facts that have not yet occurred.

You may not be able to benefit from any tax losses that are allocated to your Units.

Units will be allocated their pro rata share of our tax losses. Section 469 of the Internal Revenue Code limits the allowance of deductions for losses attributable to passive activities, which are defined generally as activities in which the taxpayer does not materially participate. Any tax losses allocated to investors will be characterized as passive losses, and, accordingly, the deductibility of such losses will be subject to these limitations. Losses from passive activities are generally deductible only to the extent of a taxpayer's income or gains from passive activities and will not be allowed as an offset against other income, including salary or other compensation for personal services, active business income or "portfolio income", which includes non-business income derived from dividends, interest, royalties, annuities and gains from the sale of property held for investment. Accordingly, you may receive no benefit from your share of tax losses unless you are concurrently being allocated passive income from other sources.

The Internal Revenue Service may challenge our allocations of profit and loss, and any reallocation of items of income deduction and credit could reduce anticipated tax benefits.

We believe that Company items of income, gain, loss, deduction and credit will be allocated among our Managing Member and our Members substantially in accordance with the allocation provisions of our Operating Agreement. We cannot assure you, however, that the Internal Revenue Service will not successfully challenge the allocations in the Operating Agreement and reallocate items of income, gain, loss, deduction and credit in a manner that reduces anticipated tax benefits. The tax rules applicable to allocation of items of taxable income and loss are complex. The ultimate determination of whether allocations adopted by us will be respected by the Internal Revenue Service will depend upon facts that will occur in the future and that cannot be predicted with certainty or completely controlled by us. If the allocations we use are not recognized, you could be required to report greater taxable income or less taxable loss with respect to an investment in the Units and, as a result, pay more tax and associated interest and penalties. You might also be required to incur the costs of amending your individual returns if our allocations are subsequently challenged by the Internal Revenue Service.

We may be audited, which could subject you to additional tax, interest and penalties.

Our federal income tax returns may be audited by the Internal Revenue Service. Any audit of us could result in an audit of your tax return. The results of any such audit may require adjustments of items unrelated to your investment in us, in addition to adjustments to various Company items. In the event of any such audit or adjustments, you might incur attorneys' fees, court costs and other expenses in contesting deficiencies asserted by the Internal Revenue Service. You may also be liable for interest on any underpayment and penalties from the date your tax was originally due. The tax treatment of all Company items will generally be determined at the Company level in a single proceeding rather than in separate proceedings with each Member, and our Managing Member is primarily responsible for contesting federal income tax adjustments proposed by the Internal Revenue Service. In such a contest, our Managing Member may choose to extend the statute of limitations as to all Members and, in certain circumstances, may bind the Members to a settlement with the Internal Revenue Service. Further, our Managing Member may cause us to elect to be treated as an electing large Company. If it does, we could take advantage of simplified flow-through reporting of Company items. Adjustments to Company items would continue to be determined at the Company level however, and any such adjustments would be accounted for in the year they take effect, rather than in the year to which such adjustments relate. Our Managing Member will have the discretion in such circumstances either to pass along any such adjustments to the Members or to bear such adjustments at the Company level.

State and local taxes and a requirement to withhold state taxes may apply, and if so, the amount of net cash from open payable to you would be reduced.

The state in which you reside may impose an income tax upon your share of our taxable income. Further, states in which we will own properties acquired through foreclosure may impose income taxes upon your share of our taxable income allocable to any Company property located in that state. Many states have implemented or are implementing programs to require limited liability companies to withhold and pay state income taxes owed by non-resident Members relating to income-producing properties located in their states, and we may be required to withhold state taxes from cash distributions otherwise payable to you. You may also be required to file income tax returns in some states and report your share of income attributable to ownership and operation by the Company of properties in those states. In the event we are required to withhold state taxes from your cash distributions, the amount of the net cash from operations otherwise payable to you would be reduced. In addition, such collection and filing requirements at the state level may result in increases in our administrative expenses that would have the effect of reducing cash available for distribution to you. You are urged to consult with your own tax advisors with respect to the impact of applicable state and local taxes and state tax withholding requirements on an investment in our Units.

Legislative or regulatory action could adversely affect investors.

In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of the federal income tax laws applicable to investments similar to an investment in our Units. Additional changes to the tax laws are likely to continue to occur, and we cannot assure you that any such changes will not adversely affect your taxation as a Member. Any such changes could have an adverse effect on an investment in our Units or on the market value or the resale potential of our properties. You are urged to consult with your own tax advisor with respect to the impact of recent legislation on your investment in Units and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our Units.

DESCRIPTION OF BUSINESS

Overview

We are a newly formed Limited Liability Company in the state of Maryland. It is our intent to make short-term commercial loans to real estate developers for the purpose of financing the acquisition and rehabilitation of single-family homes, multifamily homes, office buildings and hotels. The Company does not intend on making any consumer loans. Our financing may be considered "hard money" financing or "bridge" financing for real estate developers.

We have not commenced any significant operations to carry out our business plan. To do date, we have not made any loans. Thus far, we have only performed those tasks related to our organization and development of our business plan. Upon receiving funding, we plan to carry out our business plan, as described below, of making hard money and bridge loans to real estate developers.

Our Business

The Company's primary business is making, holding and servicing short-term commercial loans to real estate developers for the purpose of financing the acquisition and rehabilitation of single-family, multi-family homes, hotels, and office buildings throughout the mid-Atlantic United States, where demand for housing is strong but institutional financing generally may not available.

It has been our experience that since late 2008, the number of banks and other institutional lenders willing to lend for the acquisition and rehabilitation of commercial and investment properties has decreased. Additionally, we believe based on our experience that in good markets and bad, banks and other institutional lenders tend not to lend money secured by any type of property, especially residential property, until the property is fully renovated and either rented or ready for purchase by an owner-occupant. Developers particularly rely on private lending sources such as the Company to fill the need for financing between the time a property is purchased and the time, after rehabilitation, when it is ready to be rented or sold. We believe that our loan products will fill a significant gap by providing much needed financing for areas with a growing need for such financing.

Although the demand for our loans is in part dependent on the strength of the national and local real estate markets, neither the quality nor the quantity of our loan opportunities appears to have been adversely affected by the recent downturn in the overall market.

Short-Term Loans

The majority of Short-Term Loans will be personally guaranteed by the borrower or borrowers or, if the borrower is an entity, the person with control of the borrower, and, we will generally insist are secured by a first lien on improved real estate. Short-Term Loans are not insured or guaranteed by any governmental agency, such as the U.S. Department of Housing and Urban Development's Federal Housing Administration or the U.S. Department of Veterans Affairs. The personal guarantees are for the full amount of the loans and are unconditional. While all lending, including lending secured by first liens on real estate, can be risky, we attempt to minimize the risk by only lending against real estate with a value that we estimate to have an ARV of twenty to thirty percent higher than the loan amount. In order to insulate us from the risk of long term shifts in real estate values, the loans typically have short maturities, six to thirty-six months in most cases.

Interest rates on the Short-Term Loans will most likely range from 10% to 15%, with the average being approximately 12%. We propose to charge an origination fee of between 1% and 4% on Short-Term Loans, which amount is determined based on the term of the loan. We attempt to set our rates so that we are competitive with other private lenders making similar loans. The interest rates and points that we charge and collect on the Loans are subject to change based on various unpredictable factors, including the housing market, economic conditions, and governmental financial policy.

Our typical borrower is a developer with experience in renovating real estate and who will acquire and/or rehabilitate real estate in a safe, quality, code-compliant manner. Even when the loan-to-value ratio and other credit indicators are strong, we will not lend unless the borrower has prior renovation experience and has made a commitment to improve the property securing the Loan to modern standards. Almost all of our Loans are construction or rehabilitation loans which are drawn down as needed by the borrower, and therefore the face amount of the Loans is greater than the total amount we actually funded during that period.

Points

We impose origination fees and loan extension fees, sometimes called "points," that are equal to a percentage of the loan amount (in the case of origination fees) or the outstanding loan balance (in the case of loan extensions). Typically, these points range from between 1% to 4%, depending on the length the loan is outstanding. The Company's loans are generally short term, therefore, if the term of a loan is extended beyond its originally agreed term, points are charged to the borrower to compensate the Company for the missed opportunity to deploy that capital to a new loan for which points would have been charged.

Points are "non-interest income" and a vital and significant revenue source for the Company as this is how the Manager will be paid as they will receive no other management fees.

Underwriting of Loans

We have developed internal underwriting standards and procedures to control the inherent risks relating to such loans. The procedures apply standards relating to approval limits, loan-to-value ratios, debt service coverage ratios, the skill and experience of the borrower, and other matters relevant to the loans and their collateral. We determine the skill and experience of the borrower by interviewing the borrower, reviewing referrals, and reviewing financial statements. We determine the loan-to-value ratio based on our estimate of the after-renovation value of the property, or ARV and/or the LTV based on current value. The Company has a policy of pursuing relationships with borrowers who are regularly in the business of purchasing and renovating residential, office, and hotel properties, so that much of the lending is with repeat customers with a demonstrated ability to perform loan obligations. Generally, the Company will not make loans secured by owner-occupied property or loans where the funds will be used for personal, household, or family purposes.

We concentrate on the ratio of the loan amount to the ARV when making a loan and attempt to ensure that this ratio be no greater than 70%. In doing so, we hope to protect ourselves in the event real estate values suffer significant declines. Generally, the value of property securing a Loan would have to decline more than 30% before we would suffer a loss upon the sale of that property after foreclosure (assuming we received the ARV upon such sale). We will primarily make loans in the mid-Atlantic United States, and we target loans to repeat borrowers and where the value of the real estate collateral is in the "average" range relative to other nearby properties. We favor loans of this kind for the following reasons: (i) these properties tend to experience smaller price declines when local real estate values deteriorate due to market conditions, (ii) because our loans are short term, typically six to thirty six months, there is less exposure to long term trends in the market, and (iii) because the collateral securing our loans, once renovated, tends to be in better than average condition in comparison to other properties in the neighborhood, we believe the properties are relatively more desirable than surrounding properties to potential renters and buyers.

We expect most of our loans will have terms between six (6) months and eighteen (18) months, but we may also lend for up to a period of 36 months secured by properties that have been recently rehabilitated and rented. Loans may be personally guaranteed by the individual borrower or, if the borrower is an entity, by the person with control of the borrower, and, with few exceptions, are secured by a first lien on the underlying real estate.

We have no internal appraisers and, as such, we rely upon multiple sources for the valuation of the property that is collateral for our loans. We consult multiple listing services to obtain comparable data. Additionally, the Company often lends for projects in areas in which the Manager has prior lending experience, so we may look to the Manager for valuation assistance. Although we generally utilize the aforementioned resources that are available, no source is definitive and the Manager can decide in its discretion whether the Company will make the loan. We require title and hazard insurance on the property for all mortgage loans and a recorded deed of trust or mortgage.

In summary, our underwriting criteria will be as follows:

1. We will not require a FICO score of any minimum level, but will require a proof of funds for downpayment from the Borrower
2. We will loan out on properties between $100,000 and up to $2,000,000
3. Terms of loans will be six months to eighteen months for properties in need of rehab and then for sale.
4. We will loan up to 36 months on properties without the need of rehab
5. We will require a loan to value based on "after repaired value" of 65%
6. We will require a written history and experience from the borrower of previous rehabs and investment purchases for review by our Manager which will also act as our underwriting.
7. All loans must be unanimously approved by the members of the Manager.
8. We will require a physical inspection of the property and/or inspection of comparable data for similarly situated properties.
9. We will require all third party reports prepared at the expense of the Borrower.
10. We will review the Borrower's borrowing history with us

By making smaller loans we also spread our risk among many small loans so that in the event we experience a loss, the loss does not have a significant impact on the capital or earnings of the

Company. We intend to continue to limit our lending to projects which we believe will limit the possibilities of losses. If the borrower is unable to repay the loan at maturity of the loan we often negotiate with the borrower to either extend the loan (collecting additional points on the loan) or to sell the property. In order for us to facilitate a sale of the property it may be necessary to finance all or some portion of the purchase price for the buyer of the property. We do not intend to do any such financing, but it may be required for the loan to be repaid. We do not have general terms for such financing; such terms will be negotiated on a case by case basis with the intent to recover as much as possible of the outstanding loan.

Most conventional loans from conventional lending institutions such as banks, lend according to Fannie Mae guidelines. Fannie Mae has very much tightened their guidelines in the last several years.[1] For example, the new guidelines require a minimum of 700 or 720 credit score, proof of employment for the last 2 years, income for the past 3 years. Also, the underwriting requirements from traditional lending institutions require a 41% to 45% Debt to Income ratio.[2] Furthermore, often times, Fannie Mae will require that a property is habitable prior to lending. In many instances, especially in our rehabilitation loans, properties will not be habitable, which gives us a distinct advantage over traditional institutions. [3]We do not have any of these requirements or few of these requirements. Often times, traditional lending institutions take anywhere from 60 to 90 days to underwrite a loan. It takes them this much time because the underwriting process in many of these institutions is not streamlined or efficient and must go through many channels. [4] [5] [6]We believe our underwriting process will take less than 30 days in most cases.

Furthermore, compared to other hard money lenders that have similar business plans as ours, we charge less points and in some cases, lower interest rates. Although rates often depend on the lending climate, it is our experience that many hard money lenders are able to charge as much as 15% and 5 points on their loan products. Hard money lenders are lenders that do not conform to bank standards, provide loans that are collateralized by real estate and are short term (relatively less than three years), and usually carry higher interest rates and points than conventional

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[1] "Fannie Mae Makes New, Tougher Changes to Underwriting Guidelines."
http://aboutprivatemoneyloans.blogspot.com/2012/07/fannie-mae-makes-new-tougher-changes-to.html Retrieved September 14, 2012

[2] "The Basics of Investment or Rental Property Mortgage Financing"
http://www.mortgagesbymark.com/blog/for-real-estate-investors/the-basics-of-investment-or-rental-property-mortgage-financing/ April 28, 2011 Retrieved September 14, 2012

[3] "Fannie Mae Releases New Investment Property Requirements"
http://www.realtytrac.com/content/news-and-opinion/fannie-revises-investment-property-guidelines--4719 Retrieved September 14, 2012

[4] "Vendor Seek" http://www.vendorseek.com/commercial-mortgage-faq.asp Retrieved September 14, 2012

[5] "Commercial Loan Processing Time" http://www.c-loans.com/processing_time.html Retrieved September 14, 2012

[6] "Limited Commercial Real Estate Loan"
http://www.usbank.com/cgi_w/cfm/commercial_business/products_and_services/financing/real_estate_loan.cfm?ecid=PS_3749&WT.mc_id=r3749&WT.srch=1&original_ref=http%3A%2F%2Fwww%2Egoogle%2Ecom%2Furl%3Fsa%3Dt%26rct%3Dj%26q%3D%26esrc%3Ds%26source%3Dweb%26cd%3D1%26ved%3D0CDIQFjAA%26url%3Dhttp%253A%252F%252Fwww%2Eusbank%2Ecom%252Fredirectcentral%2Ecfm%253Fredirectid%253D3749%26ei%3DSIITUMjeHebligLy0YHYBw%26usg%3DAFQjCNFiFaJtObbdqbK-s8LMkLQY-Lkmkw%26sig2%3D87UExJJTHCkRGFSSUd3OBg Retrieved September 14, 2012

institutions such as banks. Higher interest rates are normally charged because there is a higher default rate since hard money loans provided by hard money institutions do not typically have the same stringent credit checks or underwriting standards.

Currently, traditional bank loans, including those for investment real estate, are at an all time low.[7] Because of this, we will need to remain competitive with traditional institutions and other banking institutions. Our Manager already has systems in place, which we believe, we will give us an advantage over our competition. Our Manager has also had experience with underwriting and assessing loan risks since they have done such services in the past. With this, we believe that we can offer lower rates of interest to our borrowers while still maintaining a profit for our Members. Of this, we can provide no guarantee as we have no placed any loans or realized any revenues or profits.

Underwriting Fee

We intend on charging an underwriting fee of $1,500 to our Borrowers at the closing of the loan. The Manager will receive this fee after closing and this will not contribute to the income of the Company.

Balloon Payments

The Loans involve greater risk than traditional loans because they generally have balloon payment features. We anticipate 90% to 100% of future Loans will have balloon payment features. A balloon payment is a large payment of principal at the maturity or payoff of the loan. During the loan period, the terms of a loan with a balloon payment feature may require the borrower to make no principal payments or they may provide for principal payments based on an amortization schedule that is longer than term of the loan. In either case, the borrower will have repaid none or only a small portion of the principal balance. Loans with balloon payment features are riskier than loans with fully-amortized and/or regularly scheduled payments of principal, because the borrower's ability to fully repay the loan depends on its ability to refinance the loan or sell the property for more than the amount due under the loan when the loan comes due. We use our underwriting procedures to control such risk by generally requiring the ratio of the loan amount to the ARV to be no greater than 65% and up to 70% with compensating factors. We believe that making loans with balloon payment features allows us to make loans with shorter terms. It also allows us to collect additional points, as we make more loans and collect points for each origination or renewal of a loan.

Operations

We currently utilize the property occupied by our Manager, Tradewinds Realty Partners, LLC, at no charge. We have no intention at this time to find any other property for our operations and no agreement with Tradewinds Realty Partners, LLC for use of their space.

Technology

We use an off-site backup service which has full back-up operability with up-to-date information. We employ a variety of systems to ensure that investors, loans, and servicing is handled appropriately. We plan to track all investors are in a Customer Relation Management (CRM)

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[7] http://www.housingwire.com/articles/33584-mortgage-rates-unchanged-and-remain-near-2015-lows Retrieved April 16, 2015

system. We may use a third party servicing company, such as Westar to provide our loan servicing efforts, including, without limitation, payment collection and investor distributions. We intend to allow our investors to be able to track their loans online.

Business Strategy

Our business strategy is to grow and enhance our profitability by increasing our portfolio of mortgages and increasing our net interest margins. We anticipate that the funds necessary to carry through with this strategy will come from our lending activities and proceeds of this offering. We intend to continue managing our assets and maintaining strict collection procedures for any problem assets in order to increase our profitability. We expect to realize more operating efficiencies and cost controls as we invest the proceeds from this and future offerings, as we do not expect significant additional personnel or facilities will be needed. Due to an increasing portfolio of loans, we expect to hire a full time experienced financial officer.

Our loan programs are currently focused in the mid-Atlantic United States. Depending upon the amount of capital raised in this offering we may expand our loan programs to other cities with similar demographic profiles. We intend to investigate opportunities to lend in other areas where there is a shortage of affordable housing or commercial space. If we decide to lend outside our primary area, we intend to conduct that lending through a reputable, experienced person local to the lender area who has made a significant financial investment in the Company or an affiliate.

Shared Appreciation Mortgages

In certain circumstances, the Company may find a lending opportunity where they believe that lending funds in exchange for a profit share in the sale of the underlying property will be beneficial to the Company. These types of arrangements are called a Shared Appreciation Mortgages ("SAMS"). As defined, a shared appreciation mortgage is a mortgage in which the lender agrees as part of the loan to accept some or all payment in the form of a share of the increase in value (the appreciation) of the property. In these circumstances, the Company may elect to lend funds at a higher ARV or LTV, depending on the borrower, property, location, and other factors at the discretion of the Management.

Fund Control

The Company will use a form of fund control, either internally or externally, where the Company will evaluate the progress of rehab projects prior to releasing certain funds to the borrower to ensure that funds are properly used and projects are one time.

Market Area and Credit Risk Concentration

Our lending activities are planned to be concentrated primarily in mid-Atlantic United States and surrounding areas.

Competition

We face significant competition both in making loans and in attracting investor funds. Our competition for loans comes principally from local (and sometimes smaller) independent loan companies or individuals. Our competition for investor funds has historically come from competitors offering uninsured products, such as the mutual fund industry, securities and brokerage firms and insurance companies, as well as insured money market accounts and certificates of deposit at commercial banks. While traditional banks have been reluctant to make loans in our market, and the mortgage crisis which played a significant role in the current economic downturn has tightened the credit market even further, we could face competition from large institutions. We do not believe that this is material to our financial condition or operations at this point. However, if traditional lenders offering lower interest rates loosen credit requirements for investment in the acquisition and rehabilitation of residential and commercial properties, it is possible that we may have difficulty originating loans that meet our standards or that we will have difficulty competing with these larger originators, which often enjoy a lower cost of funds.

Non-Performing Assets

Non-performing assets consist of impaired loans and real estate owned and held for sale. Loans that are delinquent for more than 90 days are evaluated for collectability and placed in impaired status when management determines that future earnings on the loans may be impaired. While in impaired status, collections on loans, if any, are recorded as collection of loan principal and no interest is recorded. We currently do not have any loans or assets and thus, do not have any non-performing assets.

Allowance for Loan Losses

We plan to maintain an allowance for loan losses to absorb losses from the loan portfolio, which is based on management's continuing evaluation of the quality of the loan portfolio, assessment of current economic conditions, diversification and size of the portfolio, adequacy of the collateral, past and anticipated loss experience, and the amount of impaired loans. The allowance is increased by corresponding charges to provision for loan losses, and by recoveries of loans previously written-off. A write-off of a loan decreases the allowance. The adequacy of the allowance is periodically reviewed and adjusted by management based upon past experience, the value of the underlying collateral for specific loans, known or inherent risks in the loan portfolio and current economic conditions.

The most common known risk in the loan portfolio is an impaired loan (*i.e.*, the loan is more than 90 days late <u>and</u> the possibility of collection is remote). If we have specific knowledge or some other reason to consider a loan impaired, management reviews the loan to determine if an impairment loss is required. Collections on the loan reduce the balance of the impaired asset.

If the impaired loan begins performing again, then it is reclassified as a performing asset and will accrue interest retroactively from the last date interest had been previously accrued. If the impaired loan is only partially recovered, or if after all legal remedies have been exhausted, no recovery, or no additional recovery, is available, then the un-recoverable portion is written off against the loan loss allowance and the balance of the loan loss allowance is decreased by the amount of the loan being written-off.

Governmental Regulations

Federal and State Licensing and Supervision. The nature of our current and proposed business does not require us to obtain any licenses under any federal or state law relating to the licensing and regulation of commercial lenders. In addition, because of the commercial nature of our loans, we are not subject to interest and usury laws that limit the amount and type of interest, fees and other charges that we may impose in connection with Loans. Instead, interest rates, fees and other charges are limited only by the contract with our borrowers.

USA PATRIOT Act. Congress adopted the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "Patriot Act") in response to the terrorist attacks that occurred on September 11, 2001. Under the Patriot Act, certain financial institutions are required to maintain and prepare additional records and reports that are designed to assist the government's efforts to combat terrorism. The Patriot Act includes sweeping anti-money laundering and financial transparency laws and required additional regulations, including, among other things, standards for verifying client identification when opening an account and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. The Patriot Act currently has limited application to our business, in that it requires us to report certain client account information to the federal Financial Crimes Enforcement Network ("FinCEN") if and to the extent requested by FinCEN. In the future, amendments to this law, and/or regulations promulgated thereunder, may impose additional burdens on us.

Governmental Monetary and Credit Policies and Economic Controls. The earnings and growth of the lending industry and ultimately of the Company are affected by the monetary and credit policies of governmental authorities, including the Board of Governors of the Federal Reserve System (the "FRB"). An important function of the FRB is to regulate the national supply of credit in order to control recessionary and inflationary pressures. Among the instruments of monetary policy used by the FRB to implement these objectives are open market operations in U.S. Government securities, changes in the federal funds rate, changes in the discount rate of member bank borrowings, and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth of bank loans, investments and deposits and may also affect interest rates charged on loans or paid for deposits. The monetary policies of the FRB have had a significant effect on the operating results of lending institutions in the past and are expected to continue to have such an effect in the future. In view of changing conditions in the national economy and in the money markets, as well as the effect of actions by monetary and fiscal authorities, including the FRB, no prediction can be made as to possible future changes in interest rates or loan demand or their effect on our business and earnings.

Federal Securities Laws. Following this offering, we will be subject to certain information reporting and other requirements of the Exchange Act, including provisions added by the Sarbanes-Oxley Act of 2002 and the regulations adopted by the SEC thereunder. These laws and regulations impose requirements and restrictions on us, including, among other things, restrictions on loans to and other transactions with insiders, rigorous disclosure requirements in the reports and other documents that we file with the SEC, and other corporate governance requirements.

Environmental Laws. Certain environmental regulations may affect our operations. For example, our ability to foreclose on the real estate collateralizing our loans may be limited by environmental laws which pertain primarily to commercial properties that require a current or previous owner or operator of real property to investigate and clean up hazardous or toxic substances or chemical releases on the property. In addition, the owner or operator may be held liable to a governmental entity or to third parties for property damage, personal injury, and investigation and cleanup costs relating to the contaminated property. While we would not knowingly make a loan collateralized by real property that was contaminated, it is possible that the environmental contamination would not be discovered until after we had made the loan.

Future Legislation. Periodically, the federal and state legislatures consider bills with respect to the regulation of financial institutions. Some of these proposals could significantly change the regulation of the financial services industry. We cannot predict whether such proposals will be adopted or their effect on us if they should be adopted.

Although we believe that we are currently in compliance with statutes and regulations applicable to our business, there can be no assurance that we will be able to maintain compliance with existing or future governmental regulations. The failure to comply with any current or subsequently enacted statutes and regulations could result in the suspension of our business activities and/or the suspension or termination of the licenses on which we rely to conduct our business, and such suspension or termination could have a materially adverse effect on us. Furthermore, the adoption of additional statutes and regulations, changes in the interpretation and enforcement of current statutes and regulations, or the expansion of our business into jurisdictions that have adopted more stringent regulatory requirements than those in which we currently conduct business could limit our activities in the future or significantly increase the cost of regulatory compliance. In addition, any change in our business activities may subject us to federal or state licensing requirements, regulatory oversight, minimum net worth requirements and other requirements imposed on licensed and/or regulated lending entities generally.

Insurance

The Company maintains theft insurance, and comprehensive business and liability insurance. We are in the process of obtaining director's and officer's liability insurance to cover the acts of our controlling persons, and "key person" life insurance on the life of our Managers.

Personnel

At January 2, 2013, we currently do not have any employees. Tradewinds Realty Partners, LLC. We do not intend on hiring any employees for the Company. All duties of the Company will be deployed by our Manager.

Legal Proceedings

We may at times, in the ordinary course of business, be a party to legal actions normally associated with a lending business. We believe that none of these routine matters is likely to have a material adverse impact on our financial condition or results of operations.

Market Risk Management

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, exchange rates or equity pricing. Our principal market risk is interest rate risk that arises from our lending business and the return we pay on investor Units. Our profitability is dependent on our net interest income. Interest rate risk can significantly affect net interest income to the degree that interest bearing liabilities mature or reprice at different intervals than interest earning assets. We do not utilize derivative financial or commodity instruments or hedging strategies in our management of interest rate risk.

Our Strengths and relationships with Real Estate Investment Associations

Mr. Ragland, a member of our Managing Member, is the founder and president of the DC REIA (real estate investor association.) The DC Since its inception, DCREIA has grown from a small handful of investors to a list of over 17,000. Mr. Ragland and his team hold weekly and monthly events to deliver hands on training. They cover investing strategies such as; wholesaling, pre-foreclosures, buy and hold, rehabbing, commercial deals and much, much more.

Policies with Respect to Certain Activities

The following is a discussion of certain of the Company's investment, financing and other policies. These policies have been determined by the Company's Manager and, in general, may be amended or revised from time to time by the Company's Manager without a vote of the Company's Members.

Issuance of senior securities

The Company does not intend to issue any other securities other than those Common Units issued to the Manager and those Preferred Units herein offered.

Borrowing of money

The Company does not intend on financing or leveraging any properties it acquires as it intends on disposing of such assets quickly. However, the Company may find that some assets are difficult to dispose of and therefore, may decide to leverage such properties. The Company may use a number of different sources to finance the Company's acquisitions and operations, including cash flows from operations, private financings (such as bank credit facilities, which may or may not be secured by the Company's assets), hard money financing, property-level mortgage debt, or other sources that may become available from time to time, which could include asset sales and issuance of debt securities. Any debt that the Company incurs may be recourse or non-recourse and may be secured or unsecured. The Company also may take advantage of joint venture or other partnering opportunities as such opportunities arise in order to acquire properties that would otherwise be unavailable to the Company. The Company may use the proceeds of the Company's borrowings to acquire assets, to refinance existing debt or for general corporate purposes.

Although the Company is not required to maintain any particular leverage ratio, the Company intends, when appropriate, to employ prudent amounts of leverage and to use debt as a means of providing additional funds for the acquisition of assets, to refinance existing debt or for general corporate purposes. The Company expects to use leverage conservatively, assessing the appropriateness of new equity or debt capital based on market conditions, including prudent assumptions regarding future cash flow, the creditworthiness of tenants and future rental rates. The Company's articles of organization or operating agreement do not limit the amount of debt that the Company may incur. The Company has not adopted a policy limiting the total amount of debt that the Company may incur.

The Company's Manager will consider a number of factors in evaluating the amount of debt that the Company may incur. If the Company adopts a debt policy, its Manager may from time to time modify such policy in light of then-current economic conditions, relative costs of debt and equity capital, market values of the Company's properties, general conditions in the market for debt and equity securities, fluctuations in the market price of the Company's common stock, growth and acquisition opportunities and other factors. The Company's decision to use leverage in the future to finance its assets will be at the Company's discretion and will not be subject to the approval of the Company's stockholders, and the Company is not restricted by the Company's governing documents or otherwise in the amount of leverage that the Company may use.

Offering of securities in exchange for property.

Although the Company has no current plans to do so, the Company may in the future issue Units in connection with acquisitions of property. For issuances of shares in connection with acquisitions, the Company's Manager will determine the timing and size of the issuances. The Company's Manager intends to use its reasonable business judgment to fulfill its fiduciary obligations to the Company's then existing Members in connection with any such issuance. Nonetheless, future issuances of additional Units could cause immediate and substantial dilution to the net tangible book value of Units issued and outstanding immediately before such transaction. Any future decrease in the net tangible book value of such issued and outstanding Units could materially and adversely affect the market value of the shares.

Reports to Members

The Company intends to make annual and quarterly reports to security holders.

OFFERING PRICE FACTORS

Our offering price is arbitrary with no relation to value of the company. This offering is a self-underwritten offering, which means that it does not involve the participation of an underwriter to market, distribute or sell the shares offered under this prospectus.

USE OF PROCEEDS

The following table contains information about the estimated use of the gross proceeds of this offering assuming all Units are sold and the maximum proceeds of $5,000,000 are raised. Many of the figures represent our best estimate since we cannot now precisely calculate the figures.

	Minimum Offering		Maximum Offering	
	Dollar Amount	%	Dollar Amount	%
Gross Proceeds	$1,000,000	100%	$5,000,000	100%
Offering Expenses[1]	$30,000	3.0%	$30,000	0.6%
Selling Commissions & Fees[2]	$0	0%	$0	0%
Net Proceeds	$970,000	97.0%	$4,970,000	99.4%
Loan Placements	$920,000	92.0%	$4,870,000	97.4%
Working Capital	$50,000	5%	$100,000	2.0%
Total Use of Proceeds	$1,000,000	100.0%	$5,000,000	100.0%

[1] Offering expenses include legal, accounting, printing, advertising and other expenses of this offering.

[2]The Company does not intend on utilizing a broker dealer to sell the Units herein, however, the Company may compensate individuals for introductions to investors and may compensate the individuals with a finder's fee from the Manager's share. Such finder's fees will be memorialized in an agreement between the Manager and the individual. The finder will not act as an agent to the Company and will only be compensated for introductions to Subscribers.

CAPITALIZATION

The following summary financial data should be read in conjunction with *"Management's Discussion and Analysis and Results of Operations"* and the Financial Statements and Notes thereto, included elsewhere in this prospectus. The balance sheet data as of the year ended December 31, 2013, year ended December 31, 2014, and three months ended March 31, 2014 are derived from our unaudited financial statements.

		as of December 31, 2013	as of December 31, 2014	as of March 31, 2015
Assets				
Current Assets				
Cash	$	100	82	61
Total Current Assets		100	82	61
TOTAL ASSETS	**$**	**100**	**82**	**61**
Liabilities and Member's Equity (Deficit)				
Current Liabilities				
Total Liabilities		-	-	-
Net Assets Attributable to the Member	$	100	82	61

DESCRIPTION OF SECURITIES

The securities being offered hereby are:
[ ] Common Stock
[X] Preferred or Preference Stock
[] Notes or Debentures
[ ] Units of two or more types of securities composed of: ____________
[ ]Other:____________

These securities have:
Yes No
[ ] [X] Cumulative voting rights
[ ] [X] Other special voting rights
[ ] [X] Preemptive rights to purchase in new issues of shares
[X] [ ] Preference as to dividends or interest
[ ] [X] Preference upon liquidation
[ ] [X] Other special rights or preferences (specify): ____________
Explain:

Are the securities convertible?
[ ] Yes [X] No
If so, state conversion price or formula. Date when conversion becomes effective: ____ /____ /____ Date when conversion expires: ____ /____ /____

(a) If securities are notes or other types of debt securities:
(1) What is the interest rate?
If interest rate is variable or multiple rates, describe: ____________
(2) What is the maturity date?____ /____ /____ If serial maturity dates, describe:
(3) Is there a mandatory sinking fund? [ ] Yes [X] No
Describe: ____________
(4) Is there a trust indenture? [] Yes [X] No
Name, address and telephone number of Trustee
(5) Are the securities callable or subject to redemption? [ ] Yes [X] No
Describe, including redemption prices: ____________
(6) Are the securities collateralized by real or personal property? [ ] Yes [X] No
Describe: ____________
(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination
N/A.
How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $0
How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $0
How much indebtedness is junior (subordinated) to the securities? $0

PLAN OF DISTRIBUTION

The Preferred Units are self-underwritten and are being offered and sold by Capital Cities Fund on a best efforts basis. No compensation will be paid to Capital Cities Fund's Manager, or any affiliated company or party with respect to the sale of the Preferred Units. This means that no compensation will be paid with respect to the sale of the Preferred Units to Tradewinds Realty Partners or its members. We are relying on Rule 3a4-1 of the Securities Exchange Act of 1934,

Associated Persons of an Issuer Deemed not to be Brokers. The applicable portions of the rule state that associated persons (including companies) of an issuer shall not be deemed brokers if they a) perform substantial duties at the end of the offering for the issuer; b) are not broker dealers; and c) do not participate in selling securities more than once every 12 months, except for any of the following activities: i) preparing written communication, but no oral solicitation; or ii) responding to inquiries provided that the content is contained in the applicable registration statement; or iii) performing clerical work in effecting any transaction. Neither Capital Cities Fund, nor Tradewinds Realty Partners, nor Sherman Ragland, will conduct any activities that fall outside of Rule 3a4-1 and therefore are not brokers nor are they dealers. All subscription funds which are accepted will be deposited directly into Capital Cities Fund' segregated impound account at Old Line Bank, Bowie, MD 20716. Subscription funds placed in the impound account may only be released if the Offering Amount is raised within the Offering Period, in accordance with the Impound Agreement between Old Line Bank and Capital Cities Fund (see Exhibit 10.1The purchase price for the Preferred Units is $10, with a minimum purchase of one thousand Preferred Units. The Company will raise a minimum of $500,000 prior to funds being released to Capital Cities Fund. If Capital Cities Fund does not raise the Offering Amount within the Offering Period, all proceeds raised to that point will be promptly returned to subscribers of Preferred Units pro-rata, with interest, if any.

Capital Cities Fund plans to primarily use the member of the Managing Member, Tradewinds Realty Partners, current network of real estate investors of which Mr. Ragland already has a pre-existing relationship to solicit investments. Capital Cities Fund, subject to Rule 256 of the 33 Act and corresponding state regulations, is permitted to generally solicit investors by using advertising mediums, such as print, radio, TV, and the Internet. Capital Cities Fund plans to solicit investors using the Internet through a variety of existing Internet advertising mechanisms, such as search based advertising, search engine optimization, and the Company website. The Company website has not yet been developed and may never be. Mr. Ragland, a Managing Member of our Managing Member will mostly use his existing network within the DC REIA to solicit investors as well and borrowers.

Please note that Capital Cities Fund will not communicate any information to prospective investors without providing access to the Prospectus. The Prospectus may be delivered through the website that is not yet developed, through email, or by hard paper copy.

However received or communicated, all of our communications will be Rule 256 compliant and not amount to a free writing prospectus. We will not orally solicit investors and no sales will be made prior to this registration statement being declared effective and a final Prospectus is available.

Prior to any investment dollars or subscription agreements are accepted, Capital Cities Fund will determine which state the prospective investor resides. Only if the prospective investor resides in a state in which the Units have been registered, will they be allowed to subscribe for the number of Preferred Units they would like to purchase and agree to the terms and conditions of the Subscription Agreement that is also available for downloading and printing, including any state-specific suitability requirements. Investments will be processed on a first come, first served basis, up to the Offering Amount of $5,000,000.

The Offering Period will commence upon the Prospectus being declared effective. The investing section of Capital Cities Fund's website will be coded to only allow access to those prospective investors that reside in jurisdictions where the offering is registered and meet any state-specific investor suitability standards, such as income, asset, or maximum investment limitations. Prospective investors must provide their addresses and zip codes

Capital Cities Fund is a statutory underwriter and will be required to comply with all obligations imposed on statutory underwriters under the 33 Act.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

The following table sets forth information about our executive officers and directors as of the date of this prospectus:

Sherman Ragland, Managing Member of Tradewinds Realty Partners, LLC

Having begun his real estate development and investing career 22 years ago as "Employee #2" at Xerox Realty's billion dollar new town development known as Lansdowne, VA, Sherman Ragland is widely regarded today as The 'Dean' of Washington Real Estate. He is the former Commonwealth Visiting Lecturer on Real Estate Finance at George Mason University, a member of the Wharton Real Estate Center of the University of Pennsylvania and the host of the award-winning Real Investors™ Talk Radio, and is regarded as one of the most knowledgeable speakers/educators on effective real estate investing strategies for busy professionals in the Greater Washington/Baltimore region. As an employee, entrepreneur and investor, Ragland has been directly involved in every facet of real estate investing from "2-bedroom Section 8 bungalows in Capitol Heights to 2,200 acre billion dollar new town projects and everything in-between."

Mr. Ragland is a Wharton MBA and the Host of Real Investors Talk Radio™, a nationally syndicated radio program dedicated to assisting people in all walks of life to learn the correct way to invest in real estate.

In 1984, as a college senior, Ragland's life was changed through his interaction with his first mentor, Jim Rouse, a nationally known real estate developer who thought Ragland would "do well" in commercial real estate, and after completing his MBA at the Wharton School Ragland worked for two national real estate development firms in the areas of finance and real estate development. In 1990, Ragland started his own company, Tradewinds International, which acquired the rights to run the only private jet facility at Washington, DC's National Airport (DCA). On September 11, 2001, this operation and its 65 employees were forever changed due to the terrorist attacks in New York and the Pentagon in DC. In one day, his $24 million a year business was wiped out due to new FAA/Secret Service restrictions on private jets entering airspace in close proximity to the White House.

Needing a new source of cash to live, and continue the fight to reopen his aviation business, Ragland returned to his real estate leanings starting with the renovation and sale of single-family homes. To maintain his family's life-style, he quickly learned numerous "quick-cash" and "no-money down" strategies which put large chunks of cash into the family bank account and within a year started teaching others in the Washington, DC area these same "street savvy" investing strategies, as well as "traditional" long-term real estate investing ideas.

In 2002, Ragland was presented with the prestigious "Blue Vase" award and named Investor of the Year at the National Real Estate Investors Conference in Atlanta, GA.

Today, Ragland is a full-time real estate investor and his team takes on real estate ventures of all sizes including: large mixed-use developments, retail, apartments, land development and, yes, even the renovation of single-family houses. Ragland is quick to proclaim: "Never again will I allow my family's financial health to be tied to only one income source".

In addition to his own investments, in 2001, Ragland began to share strategies from day one with an initial "Master-Mind" group of four investors. According to Ragland, "I know first hand how difficult it is to make the transition from employee to entrepreneur. Associating with other like-minded people is one of the keys to making this transition". With each monthly meeting this group grew and it is now one of the largest real estate investor groups affiliated with the National Real Estate Investor's Association.

Through his appearances in leading magazines and national business publications like: Fortune and Investor's Business Daily, and participation as a frequently invited guest lecturer at leading graduate institutions like The Wharton School of the University of Pennsylvania and George Mason University, Ragland is widely regarded as one of the "Top 10" National Teachers on the subject of Real Estate Investing Strategies for Professionals. He has recently completed two books: "7 Habits of Highly Successful Real Estate investors" and Walking With the Wise For Entrepreneurs, Co-Authored with Suze Orman and Donald Trump.

Limitations on Managers' and Managing Members' Liability and Indemnification Agreements

As permitted by Maryland law, our amended and restated certificate of organization and operating agreement contain provisions that limit or eliminate the personal liability of our directors for breaches of duty to the corporation. Our amended and restated certificate of organization and operating agreement limit the liability of directors to the fullest extent permitted under Maryland law. Maryland law provides that management of a limited liability company will not be personally liable for monetary damages for breaches of their fiduciary duties as directors, except liability for:

- any breach of the director's duty of loyalty to us or our Members;
- any act or omission not in good faith, believed to be contrary to the interests of the company or its members, involving reckless disregard for the director's duty, for acts that involve an unexcused pattern of inattention that amounts to an abdication of duty, or that involves intentional misconduct or knowing or culpable violation of law;
- any unlawful payments related to dividends, unlawful stock repurchases, redemptions, loans, guarantees or other distributions; or
- any transaction from which the director derived an improper personal benefit.

These limitations do not affect the availability of equitable remedies, including injunctive relief or rescission. As permitted by Maryland law, our amended and restated certificate of organization and operating agreement also provide that:

- we will indemnify our directors and managers to the fullest extent permitted by law;
- we may indemnify our other employees and other agents to the same extent that we indemnify our managers and directors; and
- we will advance expenses to our directors and managers in connection with a legal proceeding, and may advance expenses to any employee or agent; provided, however, that such advancement of expenses shall be made only upon receipt of an undertaking by

the person to repay all amounts advanced if it should be ultimately determined that the person was not entitled to be indemnified.

The indemnification provisions contained in our amended and restated certificate of organization and operating agreement are not exclusive.

DIRECTORS OF THE COMPANY

We currently do not have a Board of Directors. When our business becomes more established, we hire additional employees, and have a greater need, the Manager will work towards establishing a proper Board of Directors.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides information regarding the compensation earned during the years 2013, 2014 and the three month period ended March 31, 2015 by each person serving during the fiscal years ended 2013, 2014, and for the three month period ended March 31, 2015 as our principal executive officer or other executive officer, who we collectively refer to as our "named executive officers" or "Manager"

Name and Principal Position	Year	Salary	Bonus	Option Awards	All Other Compensation(1)
Sherman Ragland, Managing Member of Managing Member	2015	$0	$0	$0	
Sherman Ragland, Managing Member of Managing Member	2014	$0	$0	$0	
Sherman Ragland, Managing Member of Managing Member	2013	$0	$0	$0	100% of the Common Units

For his organizing of our Company, the business plan development, putting together of this offering, our initial capitalization of $7,800, and other related services, our Manager, Tradewinds Realty Partners, was awarded 100% of the available Common Units of the Company.
The Manager will receive the following fees:

Fee	Basis for Fee	Amount of Fee
Underwriting Fee	For underwriting the loan. Paid by the Borrower at the close of any loan.	$1,500 per loan paid by the borrower
Management Fee	For managing and servicing loans as well as for overall management of the Company.	The Manager shall receive a distribution of the profits after the Members have received a Preferred Return.

TRANSACTIONS WITH RELATED PERSONS

Since our inception, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our voting securities, and affiliates and immediate family members of our directors, executive officers (or our "Manager") and 5% Unit holders. We believe that all of the transactions described below were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

Tradewinds Realty Partners LLC, our Manager, was issued 100% of the Common Units available of the Company. There are no other Members of the Company.

Financing Arrangements with Significant Members, Managers, Directors and Officers

None. Our Managing Member may, in the future, lend money to the Company. However, no formal arrangements have been made.

Our operating agreement provides that we will indemnify our Manager to the fullest extent permitted by Maryland law.

LITIGATION

From time to time, the Company may be subject to litigation. However, at the time of this Offering, the Company knew of no pending litigation and is currently not subject to any judgments, liens or litigation.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain relevant federal income tax considerations resulting from an investment in the Company, but does not purport to cover all of the potential tax considerations applicable to any specific purchaser. Prospective investors are urged to consult with and rely upon their own tax advisors for advice on these and other tax matters with specific reference to their own tax situation and potential changes in applicable law. The Company will not seek, and therefore will not obtain, an opinion of counsel as to any tax consequences intended to result from an investment in the Company.

Taxation of Undistributed Fund Income (Individual Investors)

Under the laws pertaining to federal income taxation of limited liability companies that are treated as partnerships, no federal income tax is paid by the Company as an entity. Each individual member reports on his federal income tax return his distributive share of Fund income, gains, losses, deductions and credits, whether or not any actual distribution is made to such member during a taxable year. Each individual member partner may deduct his distributive share of Fund losses, if any, to the extent of the tax basis of his Units at the end of the Company year in which the losses occurred. The characterization of an item of profit or loss will usually be the same for the member as it was for the Company. Since individual members will be required to include Fund income in their personal income without regard to whether there are distributions of Fund income, such investors will become liable for federal and state income taxes on Fund income even though they have received no cash distributions from the Company with which to pay such taxes.

Distributions of Income

To the extent cash distributions exceed the current and accumulated earnings and profits of the Company, they will constitute a return of capital, and each Member will be required to reduce the tax basis of his Units by the amount of such distributions and to use such adjusted basis in computing gain or loss, if any, realized upon the sale of Units. Such distributions will not be taxable to Members as ordinary income or capital gain until there is no remaining tax basis, and, thereafter, will be taxable as gain from the sale or exchange of the Units.

Tax Returns

Annually, the Company will provide the Members sufficient information from the Company's informational tax return for such persons to prepare their individual federal, state and local tax returns. The Company's informational tax returns will be prepared by certified public accountants selected by the Manager.

Unrelated Business Taxable Income

Units may be offered and sold to certain tax exempt entities (such as qualified pension or profit sharing plans) that otherwise meet the investor suitability standards described elsewhere in this Offering Circular. (See "Investor Suitability Standards.") Such tax exempt entities generally do not pay federal income taxes on their income unless they are engaged in a business which generates "unrelated business taxable income," as that term is defined by Section 513 of the Code. Under the Code, tax exempt purchasers of Units may be deemed to be engaged in an unrelated trade or business by reason of interest income earned by the Company. Although interest income (which will constitute the primary source of Fund income) ordinarily does not constitute an item of unrelated business taxable income, this exclusion does not apply to the extent interest income is derived from "debt-financed property." To increase Fund profits or increase Fund liquidity, the Managers may borrow funds in order to invest in properties. This "leveraging" of the Company's property portfolio will constitute an investment in "debt-financed property" will be unrelated business income taxable to ERISA plans. Unrelated business income is taxable only to the extent such income from all sources exceeds $1,000 per year. The remainder of a tax exempt investor's income will continue to be exempt from federal income taxes to the extent it complies with other applicable provisions of law, and the mere receipt of unrelated business income will not otherwise affect the qualification of an IRA or ERISA plan under the Code. The Manager does not anticipate that the Company will ever earn so much unrelated business taxable income as to exceed this $1,000 threshold for any tax exempt investor.

Rents from real property and gains from the sale or exchange of property are also excluded from unrelated business taxable income, unless the property is held primarily for sale to customers or is acquired or leased in certain manners described in Section 514(c)(9) of the Code. Therefore, unrelated business taxable income may also be generated if the Company operates or sells at a profit any property, but only if such property (1) is deemed to be held primarily for sale to customers, or (2) is acquired from or leased to a person who is related to a tax- exempt investor in the Company.

The trustee of any trust that purchases Units in the Company should consult with his tax advisors regarding the requirements for exemption from federal income taxation and the consequences of failing to meet such requirements, in addition to carefully considering his fiduciary responsibilities with respect to such matters as investment diversification and the prudence of particular investments.

SUMMARY OF OPERATING AGREEMENT

The following is a summary of the Operating Agreement for the Company dated as of April 1, 2015, and is qualified in its entirety by the terms of the Operating Agreement itself. Potential investors are urged to read the entire Operating Agreement which is set forth as Exhibit A to this Offering Circular.

Membership Classes

The Company currently has two outstanding membership classes: (i) the Manager Membership Interest; and (ii) the Preferred Membership Interests being offered as Units to new members.

Rights and Liabilities of Members

The rights, duties and powers of Members are governed by the Operating Agreement and The Maryland Revised Limited Liability Company Act (the "Act") and the discussion herein of such rights, duties and powers is qualified in its entirety by reference to such Agreement and Act. Preferred Members who become Members in the Company in the manner set forth herein will be responsible for the obligations of the Company and will be liable only to the extent of their agreed upon capital contributions. Members may be liable for any return of capital plus interest if necessary to discharge liabilities existing at the time of such return. Any cash distributed to Members may constitute, wholly or in part, return of capital.

Members will have no control over the management of the Company whatsoever except a Member Majority may elect a new successor manager upon the cessation of a Manager for any reason (such as the withdrawal or resignation). It will be impossible for the Members to remove a Manager or, for that matter, make any of the decisions above, without the consent of the Managers.

Capital Contributions

Preferred Membership Interests in the Company will be sold in Units of $1 each. No person may initially acquire less than 25,000 Units, unless the Managers exercise the right in their discretion to issue fractional Units. For purposes of meeting this minimum investment requirement, a person may cumulate Units he or she purchases individually or with ERISA funds with Units purchased by his or her spouse or related family members, all at the discretion of the Manager. To purchase Units an investor must deliver to the Company a Subscription Agreement.

Rights, Powers and Duties of Manager

Subject to the right of the Members to vote on specified matters, the Manager will have complete charge of the business of the Company. The Manager is not required to devote full time to Fund affairs but only such time as is required for the conduct of Fund business. The Manager acting alone has the power and authority to act for and bind the Company.

The Manager is granted the special power of attorney of each Member for the purpose of executing the documents which the Members have expressly agreed to execute and deliver or which are required to be executed, delivered and/or filed under applicable law.

Profits and Losses

Losses for any Allocation Year shall be allocated among the Members in proportion to their positive Capital Account balance, until the balance of the Capital Account balance equals zero. Thereafter, all losses shall be allocated in accordance to the individual Members' invested capital. Profits shall be similarly allocated, but profits will first be allocated pro rata to the Members in accordance with the amount of Losses previously allocated if such previous Losses were not offset by Profits. Thereafter, Profits shall be allocated in accordance with the amount of the Members' distributive share.

Cash Distributions

Promptly after the end of each quarter, the Company will make distributions of Cash Available from Operations in amounts to be determined at the sole discretion of the Manager, as follows:

1. First, to the Preferred Members, pro rata in accordance with their percentage interests in the Company, in an amount equal to fifteen percent (15%) per annum on their Capital Contributions.
2. Then, to the Manager, in an amount equal to all remaining distributable Cash Available From Operations, as determined by the Manager, after the distributions to the Preferred Members as set forth in 1 above.

Capital Transactions

In the event of a Capital Transaction (as defined in the Operating Agreement of the Company), the proceeds from such a Capital Transaction will first go to pay any indebtedness on the property involved in the Capital Transaction, then will be distributed as follows:

1. To satisfy any unpaid or deferred fees due to the Manager unpaid Company expenses; then
2. To satisfy any unpaid or deferred distributions under Section 10.1.1 of the Operating Agreement; then
3. One Hundred Percent (100%) to the Members in proportion to their Percentage Interests; then
4. To the Manager, in an amount equal to all remaining proceeds from the Capital Transaction.

Capital Account Maintenance

The Manager will establish a capital account for each Preferred Member which will, upon admission to the Company, be credited with the amount paid by such Preferred Member for the purchase of Units. Thereafter, Preferred Members' capital account balance will be increased on a quarterly basis by: (i) the Preferred Members' pro rata share of any net income earned by the Company in such period; and (ii) any additional capital contributions made by the Preferred Members during such period through the purchase of additional Units. Preferred Members' capital account balance will be reduced on a quarterly basis by the amount of cash distributions made to the Preferred Members.

In the event any interest in the Company is transferred according to the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

Meetings

The Manager may call a meeting of the Company. Unless the notice otherwise specifies, all meetings will be held at the office of the Company.

Accounting and Reports

Quarterly Reports

The Manager agrees that it will use its best efforts at all times to keep the Members advised of all material matters affecting the Company and provide quarterly reports to the Members.

Annual Reports

The Manager will cause to be prepared and furnished to the Members an annual report of the Company's operation, which will include financial statements audited by an independent accounting firm. Within six months of the close of the year covered by the report, a copy or condensed version will be furnished to the Members. The Members will also be furnished such detailed information as is reasonably necessary to enable them to complete their own tax returns within 90 days after the end of the year. Any Member may inspect the books and records of the Company at all reasonable times and upon reasonable prior notice to the Manager.

Amendment of the Agreement

The Operating Agreement may be amended by the Manager alone.

Withdrawal from Fund

Members may withdraw as a Member of the Company and may receive a 90% return of capital provided that the following conditions have been met: (a) the Member has been a Member of the Company for a period of at least twenty-four (24) months; and (b) the Member provides the Company with a written request for a return of capital at least thirty (30) days prior to such withdrawal ("Withdrawal Notice").

Members may withdraw as a Member of the Company and may receive a 95% return of capital provided that the following conditions have been met: (a) the Member has been a Member of the Company for a period of at least thirty-six (36) months; and (b) the Member provides the Company with a written request for a return of capital at least thirty (30) days prior to such withdrawal ("Withdrawal Notice").

The Company will use its best efforts to honor requests for a return of capital subject to, among other things, the Company's then cash flow, financial condition, and approval by the Manager. Each request for a return of capital will be limited to twenty-five (25%) of such Member's capital account balance such that it will take four quarters for a Member to withdraw his, her, or its total investment in the Company; provided, however, that the maximum aggregate amount of capital that the Company will return to the Members each year is limited to ten percent (10%) of the total outstanding capital of the Company. Notwithstanding the foregoing, the Manager may, in its sole discretion, waive such withdrawal requirements if a Member is experiencing undue hardship.

The Company will not establish a reserve from which to fund withdrawals of Members' capital accounts and such withdrawals are subject to the availability of cash in any calendar quarter to make withdrawal distributions (**"Cash Available for Withdrawals"**) only after: (i) all current Company expenses have been paid (including compensation to the Manager, Manager and its affiliates as described in this Offering Circular); (ii) adequate reserves have been established for anticipated Company operating costs and other expenses and advances to protect and preserve the Company's investments in Properties; and (iii) adequate provision has been made for the payment of all monthly cash distributions owing to Members.

If at any time the Company does not have sufficient Cash Available for Withdrawals to distribute the quarterly amounts due to all Members that have outstanding withdrawal requests, the Company is not required to liquidate any Properties for the purpose of liquidating the capital account of withdrawing Members. In such circumstances, the Company is merely required to distribute that portion of the Cash Available for Withdrawals remaining in such quarter to all withdrawing Members pro rata based upon the relative amounts being withdrawn as set forth in the Withdrawal Notice.

Notwithstanding the foregoing, the Manager reserves the right to utilize all Cash Available for Withdrawals to liquidate the capital accounts of deceased Members or ERISA plan investors in whole or in part, before satisfying outstanding withdrawal requests from any other Members. The Manager also reserves the right, at any time, to liquidate the capital accounts of ERISA plan investors to the extent the Manager determines, in its sole discretion, that any such liquidation is necessary in order to remain exempt from the Department of Labor's "plan asset" regulations. Additionally, the Manager has the discretion to limit aggregate withdrawals during any single calendar year to not more than 10% of the total Company capital accounts of all Members that were outstanding at the beginning of such calendar year.

Exit Strategies

It is the intent of the Manager to provide an exit strategy to the within five to seven years of the date of this offering.

The Manager will make a decision regarding the appropriate exit strategy at the time in accordance with market conditions.

Dissolution and Winding-Up

The Company may be dissolved upon (i) the entry of a decree of judicial dissolution; or (ii) the sale of all or substantially all of Company's assets. Upon dissolution of the Company, all Preferred Members will participate in the Company's liquidating distributions in proportion to their relative capital accounts.

Limitations on Transferability

The Operating Agreement places substantial limitations upon transferability of membership interests. Any transferee (including a donee) must be a person or entity which would have been qualified to purchase a Unit in this offering and a transferee may not become a substituted Member without the consent of the Manager. A transferee who does not become a substituted Member will own an economic interest which entitles him or her only to the share of income or return of capital to which the transferor would be entitled.

Term of the Company

The Manager intends to operate the Company until a dissolvable event.

Mediation and Arbitration

Any dispute between the parties in connection with the Operating Agreement is subject to certain mediation and arbitration requirements set forth in the Operating Agreement. Potential investors should review such requirements and limitations prior to investing.

FINANCIAL STATEMENTS

TRADEWINDS DIVERSIFIED REAL ESTATE FUND, LLC
(A Development Stage Company)

Capital Cities Fund L.L.C.

(A Development Stage Company)
Balance Sheets
(unaudited)

		as of December 31, 2013	as of December 31, 2014	as of March 31, 2015
Assets				
Current Assets				
Cash	$	100	82	61
Total Current Assets		100	82	61
TOTAL ASSETS	**$**	**100**	**82**	**61**
Liabilities and Member's Equity (Deficit)				
Current Liabilities				
Accounts Payable	$	-	-	-
Total Current Liabilities		-	-	-
Total Liabilities		-	-	-
Net Assets Attributable to the Member	$	100	82	61

Capital Cities Fund L.L.C.

(A Development Stage Company)
Statements of Operations
(unaudited)

	From April 8, 2013 (inception) to December 31, 2013	For the year ended December 31, 2014	For the 3 months ended March 31, 2015	Cumulative from inception to March 31, 2015
Revenues	$ -	$ -	$ -	$ -
Total Revenues	-	-	-	-
Operating Costs				
Bank Service Charges		18	21	39
Legal Fees	5,000	-	-	5,000
Accounting Fees	2,800	-	-	2,800
Total Operating Costs	7,800	18	21	7,839
Other Income (loss)				
Other Income (expense)	-	-	-	-
Income (Loss) Before Provision for Income Tax	(7,800)	(18)	(21)	(7,839)
Provision for Income Tax	-	-	-	-
Increase (Decrease) in Net Assets Attributable to the Member from Operations	$ (7,800)	$ (18)	$ (21)	$ (7,839)

Capital Cities Fund L.L.C.
(A Development Stage Company)
Statement of Changes in Net Assets Attributable to the Member

	Operating Member	Limited Member	Total
Net assets attributable to the member at April 8, 2013 (inception)	$ -	$ -	$ -
Capital contributions	7,900	0	7,900
Net Income (loss) for the period from April 8, 2013 (inception) to December 31, 2013	(7,800)	-	(7,800)
Net Income (loss) for the year ended December 31, 2014	(18)		(18)
Net Income (loss) for the three months ended March 31, 2015	(21)		(21)
Balance, March 31, 2015	**61**	**-**	**61**

Capital Cities Fund, LLC
(A Development Stage Company)
Statements of Cash Flow

	From inception to December 31, 2013	For the year ended December 31, 2014	For the three months ended March 31, 2015
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ (7,800)	$ (18)	$ (21)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Increase in other current asset			
Changes in operating assets and liabilities:			
Increase (decrease) in accounts payable	-	-	-
Net cash provided by (used in) operating activities	**(7,800)**	**(18)**	**(21)**
CASH FLOWS FROM INVESTING ACTIVITIES			
Net cash provided by (used in) investing activities	**-**	**-**	**-**
CASH FLOWS FROM FINANCING ACTIVITIES			
Increase (decrease) in officer advances			
Member Contributions	7,900	-	-
Net cash provided by (used in) financing activities	**7,900**	**-**	**-**
Net increase (decrease) in cash	**100**	**(18)**	**(21)**
Cash at beginning of period	**-**	**100**	**82**
Cash at end of period	***$*** **100**	***$*** **82**	***$*** **61**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash paid during year for :			
Interest	$ -	$ -	$ -
Income Taxes	$ -	$ -	$ -

Capital Cities Fund, LLC
(A Development Stage Company)
Notes to Financial Statements
December 31, 2014 and March 31, 2015

1. NATURE OF OPERATIONS

("The Company") was formed in the State of Maryland on April 8, 2013 as Limited Liability Company ("LLC") to engage in the creation and development of an investment strategy. The Company is in the development stage with no revenues and a limited operating history.

DEVELOPMENT STAGE COMPANY

The Company is a development stage company as defined by ASC 915-10-05, "Development Stage Entity". The Company is still devoting substantially all of its efforts on establishing the business and its planned principal operations have not commenced. All losses accumulated, since inception, have been considered as part of the Company's development stage activities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America and are presented in US dollars. The Company's year-end is December 31.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturity of three months or less to be cash equivalents.

Use of Estimates and Assumptions
The preparation of financial statements in conformity with generally accepted accounting principles requires that management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Financial Instrument
Fair value measurements are determined based on the assumptions that market participants would use in pricing an asset or liability. ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. FASB ASC 820 establishes a fair value hierarchy that prioritizes the use of inputs used in valuation methodologies into the following three levels:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and must be used to measure fair value whenever available.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability. For example, level 3 inputs would relate to forecasts of future earnings and cash flows used in a discounted future cash flows method.

The recorded amounts of financial instruments, including cash equivalents and accounts payable, approximate their market values as of March 31, 2015.

Recent Accounting Pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have any significant impact on the Company's results of operations, financial position or cash flow. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

3. RELATED PARTY TRANSACTIONS

Tradewinds Realty Partners, LLC, operating member, provides management service to the Company for no compensation.

4. COMMITMENT AND CONTINGENCIES

Other than commitment already disclosed above, the Limited Liability Company did not have significant capital and other commitments, or guarantees as of December 31, 2012.

5. SUBSEQUENT EVENTS

In accordance with *ASC 855, Subsequent Events*, the Company has evaluated subsequent events through the date of available issuance of these financial statements. During this period, the Company did not have any material recognizable subsequent events.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our financial statements and the related notes elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including but not limited to those discussed in the section entitled "Risk Factors" and elsewhere in this prospectus.

You should read the following discussion in conjunction with our financial statements and the related notes elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including but not limited to those discussed in the section entitled "Risk Factors" and elsewhere in this prospectus.

Overview

The Capital Cities Fund, a development stage company, was formed as a Maryland limited liability company, April 8, 2013 with the intention of providing hard money loans to real estate developers and entrepreneurs in the mid-Atlantic United States.

Results of Operations

For the years ended December 31, 2013 and December 31, 2014

There were no revenues for the period from inception to December 31, 2013 or from inception to December 31, 2014. The company did not pay nor recognize any interest expense for the years ended December 31, 2013 or December 31, 2014.

We expect to incur the normal expenses related to an operating company such as accounting and legal costs. We may drain all available financial resources to pay for such costs depending on our operations and costs. To date, our attorney has provided services in exchange for a nominal fee, but there is no guarantee that this will continue and thus, we may be financial distressed because of the costs associated with being a public company. As we begin to generate revenues, realize expenses, and acquire assets, it is possible that the costs related with being an operating company will increase.

Liquidity and Capital Resources

The Company has $61 in cash. The creating of our website and related marketing costs along with legal and accounting costs involves the expenditure of capital. There can be no assurance that the Company will be able to secure additional financing or that the amount of any additional financing will be sufficient to conclude its business objectives or to pay ongoing operating expenses.

In the past, Mr. Ragland has provided any cash needed for operations, including any cash needed for this Offering. To date, Mr. Ragland has capitalized the Company with $7,800 to cover all of our startup costs related to this Offering and to the development and deployment of our platform. We believe that this will be sufficient to deploy our business plan to its fullest.

If Mr. Ragland is unable to lend additional funds to the Company in the event that Company needs additional funds, we may need to deploy a plan to sell additional shares or look to a third party to lend funds to the Company. If the Company is to borrow funds from a third party, the terms and conditions of such a loan will most likely not be on terms as favorable as the terms offered by Mr. Ragland in the past. If we are unable to address our liquidity issues, there is a great chance that the Company will not have adequate funding to continue its business plan and will thus, fail.

We currently have $7,800 in cash and our only cost thus far has been legal fees. We believe that the cash we have available will sustain us for approximately twelve (12) more months.

Equity Distribution to Management

Since our incorporation, we have raised capital through private sales of our common equity. As of the date of this offering, we have 100% of the Common Units to our Manager, Tradewinds Realty Partners, in exchange for cash and services. Specifically, Tradewinds Realty Partners was issued 100% of all of our Common Units in exchange for $7,800.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

PART III — EXHIBITS

Item 1. Index to Exhibits

1. Articles of Organization
2. Operating Agreement
3. Subscription Agreement
4. Material Contracts – NOT YET AVAILABLE
5. Opinion re: Legality
6. Sales Material – NOT YET AVAILABLE

STATE OF MARYLAND
Department of Assessments and Taxation

I, Paul B. Anderson, Charter Administrator of the Maryland Department of Assessments and Taxation, hereby certify that the attached document, inscribed with the same Authentication Code, is a true copy of the public record of the

Articles of Organization for

CAPITAL CITIES FUND, L.L.C.

I further certify that this document is a true copy generated from the online service with the Department of Assessments & Taxation.

In witness whereof, I have hereunto subscribed my signature and affixed the seal of the State Department of Assessments and Taxation of Maryland at Baltimore on this **April 08, 2013** .



Paul B. Anderson
Charter Administrator


SCUTO BONÆ VOLUNTATIS TUÆ CORONASTI NOS
1632

301 West Preston Street, Baltimore, Maryland 21201
Telephone Balto. Metro (410) 767-1344 / Outside Balto. Metro (888) 246-5941
MRS (Maryland Relay Service) (800) 735-2258 TT/Voice
Fax (410) 333-7097

Online Certificate Authentication Code: **5000000000022227**
To verify the Authentication Code, visit http://dat.maryland.gov/verify

5000000000022227

ARTICLES OF ORGANIZATION

The undersigned, with the intention of creating a Maryland Limited Liability Company files the following Articles of Organization:

(1) The name of the Limited Liability Company is:
Capital Cities Fund, L.L.C.

(2) The purpose for which the Limited Liability Company is filed is as follows:
Real Estate Investments, Property Management, Asset Management, Equity Investments and any other legal purpose under Maryland Law as approved by Members.

(3) The address of the Limited Liability Company in Maryland is:

16000 Trade Zone Avenue, Suite 105, Upper Marlboro, MD, 20774

(4) The Resident Agent of the Limited Liability Company in Maryland is:

Sherman Ragland

whose address is:
16000 Trade Zone Avenue, Suite 105, Upper Marlboro, MD, 20774

(5) Signature(s) of Authorized Person(s):

Sherman Ragland

(6) Signature(s) of Resident Agent(s):

Sherman Ragland

(7) Filing party's name and return address:
Sherman Ragland, 16000 Trade Zone Avenue, Suite 105, Upper Marlboro, MD, 20774

I hereby consent to my designation in this document.

OPERATING AGREEMENT

CAPITAL CITIES FUND, LLC

A Maryland Limited Liability Company

This Operating Agreement (the "Agreement") made and entered into this 8th day of April 8, 2013 and updated and restated on April 1, 2015 by and among Tradewinds Realty Partners, LLC, a Maryland limited liability company (the "Manager") and those persons whose names and addresses are set forth below (the "Members"), being the members of Capital Cities Fund, LLC a Maryland limited liability company (the "Company"), represent and agree as follows:

1. Formation, Name, Purposes, Definitions

1.1. A Maryland Limited Liability Company

The Manager, on behalf of the Members, has hereby formed a limited liability company in the state of Maryland by delivering a Certificate of Formation to the Maryland Secretary of State pursuant to the Act.

1.2. Intent

It is the intent of the Members that the Company shall always be operated in a manner consistent with its treatment as a partnership for federal income tax purposes. It is also the intent of the Members that the Company not be operated or treated as a partnership for purposes of Section 303 of the Federal Bankruptcy Code. No member shall take any action inconsistent with the express intent of the Members.

1.3. Name

The name of the Company shall be Capital Cities Fund, LLC a Maryland limited liability company.

1.4. Place of Business

The principal place of business of the Company shall be 16000 Trade Zone Avenue/Unit 105, Upper Marlboro, MD 20774, or such other place as the Manager shall determine in its sole discretion.

1.5. Nature of Business

The business of the Company shall be to finance purchases or renovations of residential, commercial, and vacant real estate or for any legal purpose.

1.6. Term

The Company shall commence upon the filing of its Articles of Organization and shall be perpetual unless sooner terminated under the provisions of Article 17 hereof.

1.7. Members

The name and address of each of the Members of the Company is set forth in the Articles of Organization of the Company and in the attached signature pages to this Agreement.

1.8. Registered Office and Registered Agent for Service of Process

The Company's initial registered office and initial registered agent shall be provided in the Articles. The registered office and/or the registered agent may be changed from time to time by the Manager by causing the filing of the new address and/or name of the new registered agent in accordance with the Act.

1.9. Definitions

Whenever used in this Agreement, the following terms shall be the following meanings unless the context clearly requires a different interpretation:

"Act" shall mean 2010 Maryland Code, CORPORATIONS AND ASSOCIATIONS, TITLE 4A - LIMITED LIABILITY COMPANY ACT, as amended from time to time..

"Additional Member" shall mean any person that is admitted to the Company as an additional member pursuant to Article 12 of this Agreement.

"Advance" or "Advances" shall have meanings as provided in Article 8.3 hereof.

"Affiliate" shall mean with respect to any Person (i) any Person directly or indirectly controlling, controlled by or under common control with such Person (ii) any officer, director, general partner, member, manager, or trustee of such Person or (iii) and Person who is an officer director, general partner, member, manager or trustee of any Person described in clauses (i) or (ii) of this sentence. For purposes of this definition, the terms "controlling," "controlled by" or "under common control with" shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person or entity, whether through the ownership of voting securities, by contract or otherwise, or the power to elect a Manager or 50% of the Managers, or persons exercising similar authority with respect to such Persons or entities.

"Agreement" shall mean this written Operating Agreement. No other document or other agreement between the Members shall be treated as part or superseding this Agreement unless it has been signed by all of the Members.

"Bankruptcy" means the happening of any of the following: (a) the entry under Chapter 7 of the Federal Bankruptcy Law of an order for relief against a party; (b) the making by a party of a general assignment for the benefit of creditors; (c) the filing by a party of a voluntary petition under the Federal Bankruptcy Law or the filing by a party of a pleading in any court of record admitting in writing its inability generally to pay its debts as they come due; (d) the filing by a party of a petition or answer seeking for that party any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation; (e) the filing by a party of an answer admitting the material allegations of, or its consent to, or defaulting in answering, a petition filed against it in any bankruptcy, insolvency or similar proceedings; (f) the filing of any party of an application seeking, consenting to, or acquiescing in, the appointment of a trustee, receiver or liquidator of the party or of all or a substantial part of the party's property; (g) the commencement of any proceeding against a party seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation, if such proceeding is not dismissed within sixty (60) days after commencement; or (h) the appointment, without a party's consent or acquiescence, of a trustee, receiver or liquidator of that party of all or any substantial part of that party's properties and such appointment is not vacated or stayed within sixty (60) days or the appointment is not vacated within sixty (60) days after the expiration of any stay.

"Borrower" an individual or entity that borrows money from the Company and secures the note with a deed of trust on a property.

"Capital Account" shall mean the account established and maintained for each Member in accordance with this Agreement and applicable Treasury Regulations.

"Capital Contribution" shall mean, with respect to any Member, any contribution to the Company in by such Member whenever made. "Initial Capital Contribution" shall mean, with respect to any Member, the initial contribution to the Company by such Member pursuant to this Agreement.

"Capital Transaction" shall mean the sale, exchange, disposition, destruction or damage by casualty or taking by eminent domain of all or a significant part of the Company Assets, or the refinancing of Company assets.

"Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

"Company" shall refer to Capital Cities Fund, LLC.

"Company Assets" shall mean those properties on which the Company has a Note secured by a mortgage or deed of trust or Notes which the Company owns, any income producing investments owned by the Company, and cash.

"Company Minimum Gain" has the meaning set forth in Sections 1.704-2(b)(2) and 1.704-2(d) of the Treasury Regulations.

"Distributable Cash" means all cash of the Company derived from Company operations and miscellaneous sources (whether or not in the ordinary course of business) reduced by: (a) the amount necessary for the payment of all current installments of interest and/or principal due and owing with respect to third party debts and liabilities of the Company during such period, including but not limited to any short term loan, permanent loan or any other third party financing obtained by or on behalf of the Company; (b) the repayment of Advances, plus interest thereon; and (c) such additional reasonable amounts as the Manager, in the exercise of sound business judgment, determines to be necessary or desirable as a reserve for the operation of the business and future or contingent liabilities of the Company. Distributable Cash may be generated through either operations or Capital Transactions.

"Fair Market Value" means the price a ready, willing and able buyer would pay to a ready, willing and able seller the property for which the Fair Market Value is being calculated hereunder, assuming such property was exposed for sale on the open market for a reasonable period of time, taking into account all purposes of which such property may be used under then existing statutes, laws and ordinances applicable to such property, including, in the case of real property, zoning, land use restrictions, and private restrictions, such as covenants, conditions and restrictions of record.

"Fiscal Year" shall mean the Company's fiscal year, which shall be the calendar year.

"Gross Asset Value" shall mean such asset's adjusted basis for federal income-tax purposes, except as follows:

(i) the initial Gross Asset Value of cash contributed by a Member to the Company shall be the gross fair market value of such cash, as determined by the Manager in its sole discretion;

(ii) the Gross Asset Value of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Manager, as of the following times: (a) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a *de minimis* Capital Contribution; (b) the distribution by the Company to a Member of more than a *de minimis* amount of Company Assets as consideration for an interest in the Company; and (c) the liquidation of the Company within the meaning of Treasury Regulation § 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to Clause (a) and Clause (b) of this sentence shall be made only if the Manager reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members ; and

(iii) the Gross Asset Value of any Company Asset that is distributed to any Member shall be the gross fair market value of such asset on the date of distribution, as determined by the Manager in his sole discretion.

If the Gross Asset Value of an asset has been determined or adjusted pursuant to Paragraph (i) or Paragraph (ii) above, such Gross Asset Value shall thereafter be adjusted by the depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

"Losses" shall mean, for each Fiscal Year, the losses and deductions of the Company determined in accordance with accounting principles consistently applied from year to year under the accrual method of accounting and as reported, separately or in the aggregate as appropriate on the Company's information tax return filed for federal income tax purposes plus any expenditures described in Section 705(a) (2) (B) of the Code.

"Majority-In-Interest" shall mean Members owning a simple majority of the Percentage Interests (as hereinafter defined).

"Manager" shall mean Jan P. Saltzman, or any other person or persons (as hereinafter defined) that become a Manager pursuant to this Agreement.

"Member" shall include: (i) Jan P. Saltzman in his capacity as a Member of the Company and (ii) Persons later admitted as Members of the Company, who shall be admitted in accordance with this Agreement.

"Member Nonrecourse Debt" has the meaning set forth in Section 1.704-2(b)(4) of the Treasury Regulations.

"Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Section 1.704-2(i)(3) of the Treasury Regulations.

"Member Nonrecourse Deductions" has the meaning set forth in Sections 1.704-2(i)(1) and 1.704-2(i)(2) of the Treasury Regulations.

"Note" shall mean those debt instruments evidencing a loan on a Property by the Company to a Borrower and secured by a deed of trust or mortgage.

"Organization Expenses" shall mean legal, accounting, and other expenses incurred in connection with the formation of the Company.

"Percentage Interest" shall mean the proportion of that Member's positive Capital Account (if any) bears to the aggregate positive Capital Accounts of all Members whose Capital Accounts have positive balances.

"Person" shall mean any individual and any legal entity and their respective heirs, executors, administrators, legal representatives, successors, and assigns.

"Profits" shall mean, for each Fiscal Year, the income and gains of the Company determined in accordance with accounting principles consistently applied from year to year under the accrual method of accounting and as reported, separately or in the aggregate as appropriate, on the Company's information tax return filed for federal income tax purposes plus any income described in Section 705 (a) (1) (B) of the Code.

"Properties" shall mean those properties on which the Company has a Note secured by a mortgage or deed of trust.

"Nonrecourse Deductions" has the meaning set forth in Sections 1.704-2(b)(1) and 1.704-2(c) of the Treasury Regulations.

"Nonrecourse Liability" has the meaning set forth in Section 1.704-2(b)(3) of the Treasury Regulations.

"Reference Rate" means the reference rate publicly announced from time to time by the Bank of America, NA., as its reference rate.

"Reserves" shall mean, with respect to any fiscal period, funds set aside or amounts allocated during such period to reserves that shall be maintained in amounts deemed sufficient by the Manager for working capital and to pay taxes, insurance, costs associated with closing a Note, or other costs or expenses incident to the ownership or operation of the Company's business.

"Selling Member" shall mean any Member that sells, assigns, hypothecates, pledges, or otherwise transfers all or any portion of its rights of membership in the Company, including both economic and voting rights.

"Subscriber" shall mean any individual or entity who has filled out all Subscription Agreements that have been accepted by the Company, has deposited cash into the Subscription Account, with the intent of becoming a Member of the Company.

"Subscription Agreements" Consists of the Operating Agreement, Subscription Agreement, Offeree Questionnaire and a check, wire, cash, or other means as payment for the Unit(s) to be purchased submitted by each prospective Investor to the Company.

"Substitute Member" shall mean any person or entity that or which is admitted to the Company with all the rights of a Member that has died or has assigned his interest in the Company with the approval of the Manager of the Company by written consent pursuant to Article 13 of this Agreement.

"Treasury Regulations" shall mean the Regulations issued by the Treasury under the Code.

“Unit” shall represent an ownership interest in the Company.

"Unreturned Capital Contributions" means all Capital Contributions made by a Member less any returned capital.

“Withdrawing Member” shall be a Member that requests the return of their Capital Account from the Company in writing.

2. Capitalization of the Company

2.1. Total Capital Contributions

Contributions of capital shall be made to the Company as set forth in Exhibit A.

2.2. Time of Capital Contributions

All Member Capital Contributions made to the Company shall be made in total when becoming a Member.

2.3. REMOVED

2.4. Capital Accounts

2.4.1. Debits and Credits: A separate Capital Account shall be maintained for each Member in accordance with the applicable provisions of the Treasury Regulations,

2.4.1.1. Each Member's Capital Account shall be credited with such Member's Initial Capital Contribution and distributive share of Profits allocated to such Member in accordance with the provisions of this Agreement, any items in the nature of income or gain that are specifically allocated pursuant to Article 9 hereof, and the amount of any Company liabilities that are assumed by such Member or that are secured by any Company property distributed to such Member.

2.4.1.2. Each Member's Capital Account shall be debited by the amount of cash distributed to such Member in accordance with this Agreement, the Gross Asset Value of any other Company property distributed to such Member's distributive share of Losses allocated to such Member in accordance with this Agreement, any items in the nature of expenses or losses that are specially allocated pursuant to Article 9 hereof, and the amount of any liabilities of such Member that are assumed by the Company.

2.4.1.3. In the event any interest in the Company is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

2.4.1.4. In the event the Gross Asset Values of the Company assets are adjusted pursuant to this Agreement, the Capital Accounts of all Members shall be adjusted simultaneously to reflect the aggregate net adjustment as if the Company had recognized gain or loss equal to the amount of such aggregate net adjustment and the resulting gain or loss had been allocated among the Members in accordance with this Agreement.

2.4.2. Interpretation and Changes. The foregoing provisions and other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with the Code and applicable Treasury Regulations and shall be interpreted and applied in a manner consistent therewith. In the event the Manager shall determine, after consultation with Company counsel, that it is prudent to modify the manner in which the Capital Accounts or any debits or credits thereto are allocated or computed in order to comply with such applicable federal law, the Manager shall make such modification without the consent of any other Member, provided the Manager determine in good faith that such modification is not likely to have a material adverse effect on the amounts properly distributable to any Member and that such modification will not increase the liability of any Member to third parties.

3. Rights and Duties of Manager or Manager

3.1. Management

All business and affairs of the Company shall be managed by the Manager. The Manager shall direct, manage, and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that the Manager shall deem to be reasonably required to accomplish the business and objectives of the Company.

3.2. Number, Tenure, and Qualifications

Tradewinds Realty Partners, LLC, a Maryland limited liability company, shall be the initial Manager of the Company. The Manager shall hold office until a successor is appointed in accordance with this agreement and shall serve for the duration of the Company, expected to be approximately five to seven years, although there is no specific date yet determined that the Company will wind up.

3.3. Management and Powers

The making of all Major Decisions concerning the Company shall require the approval of the Manager. As used herein, the term Major Decision shall mean:

3.3.1. To make loans for the purchase and renovations of Properties on behalf of the Company to advance the purpose of the Company as expressed in Section 1.5;

3.3.2. To sell or otherwise dispose of all or substantially all of the assets of the Company as part of a single transaction or plan so long as such disposition is not in violation of or a cause of a default under any other agreement to which the Company may be bound;

3.3.3. Borrow money and issue of evidences of indebtedness necessary, convenient, or incidental to the accomplishment of the purposes of the Company and securing the same by mortgage, pledge, or other lien on any Company property;

3.3.4. Admit an additional Member to the Company;

3.3.5. The opening, maintaining and closing, as appropriate, all Company bank accounts and (subject to any limitations set forth herein) draw checks and other instruments for the payment of funds associated with Major Decisions.

3.3.6. To invest any Company funds temporarily (by way of example but not limitation) in time deposits, short-term governmental obligations, commercial paper, or other investments.

3.4. Authority of the Manager

3.4.1.Except to the extent that such authority and rights have been reserved in Article 3 as set forth above, the Manager shall have the obligation and the exclusive right to manage the day-to-day activities of the Company including, but not limited to the right to:

3.4.2. Make all decisions relating to lending on Properties, managing Company assets, and disposition of company assets;

3.4.3. Employ such agents, general contractors, independent contractors and attorneys as may be reasonably necessary to carry out the purposes of this Agreement;

3.4.4. Obtain, negotiate and execute all documents necessary or appropriate to accomplish the Company's objectives;

3.4.5. Establish a reasonable reserve for operation of the business of the Company and potential future and contingent Company liabilities;

3.4.6. Pay, collect, compromise, arbitrate or otherwise adjust any and all claims or demands of or against the Company; provided, however, that any settlement of a claim which is in excess of insurance proceeds shall be subject to the prior approval of the Manager;

3.4.7. Prepare plans of development, and work with the C.P.A. firm, if deemed necessary by the Manager, in its preparation of Company budgets and financial reports necessary or appropriate to the Company's operation, including but not limited to, all federal and state tax returns and reports;

3.4.8. Engage in any kind of legal activity and perform and carry out contracts of any kind necessary or incidental to, or in connection with the acquiring properties as described in Section 1.5.

3.5. Delegation of Duties

The Manager shall have the right to perform or exercise any of its rights or duties under this Agreement through delegation to or contract with unaffiliated third parties or Affiliates of the Manager, provided that all contracts with affiliated entities are on terms at least as favorable to the Company as could be obtained through arms-length negotiations with unrelated third parties; and further provided that notwithstanding such delegation the Manager shall remain primarily responsible for the active supervision of the work performed or to be performed by any such delegee, consultant or subcontractor.

3.6. Quarterly and Annual Reports

Notwithstanding anything contained in this Section 3 to the contrary, the Manager agrees that it will use its best efforts at all times to keep the Members advised of all material matters affecting the Company and provide quarterly reports to the Members.

The Manager will cause to be prepared and furnished to the Members an annual report of the Company's operation, which will include financial statements audited by an independent accounting firm. Within six months of the close of the year covered by the report, a copy or condensed version will be furnished to the Members. The Members will also be furnished such detailed information as is reasonably necessary to enable them to complete their own tax returns within 90 days after the end of the year. Any Member may inspect the books and records of the Company at all reasonable times and upon reasonable prior notice to the Manager.

3.7. Indemnity

Except for the willful misconduct, gross negligence or fraud of the Manager, its employees or agents, the doing of any act or the failure to do any act by Manager, provided it was done or omitted to be done in accordance with the authority granted in this Agreement and in good faith to promote the best interests of the Company, shall not subject such Manager, or its employees or agents to any liability to the Company. Except for the willful misconduct, gross negligence or fraud of such Manager, the Company shall indemnify and hold harmless the Manager and their employees and agents from and against any and all loss, cost, liability, expense, damage or judgment of whatsoever nature to or from any person, including reasonable attorney's fees, arising from or in any way connected with the conduct of the business of the Company.

3.8. Financing

The Manager may, at its discretion, seek outside financing.

3.9. Manager Has No Exclusive Duty to Company

The Manager shall not be required to manage the Company as its sole and exclusive function and may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right, by virtue of this Agreement, to share or participate in such investments or activities of the Manager or to the income or proceeds derived therefrom.

3.10. Resignation

The Manager of the Company may resign at any time by giving written notice to the Members of the Company. The resignation of the Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

3.11. Removal

Upon the affirmative vote of Seventy-Five percent (75%) of the Percentage Interests, the Manager may be removed for good cause shown. "Good Cause" shall mean only a breach of a Manager' duties hereunder or the gross negligence, willful or wanton misconduct, fraud, or bad faith on the part of the Manager. The Members agree that any right of removal shall be exercised only in good faith. The removal of a Manager shall not in any way reduce or affect the Manager's Interest in the Company.

3.12. Vacancies

In the event the Manager has resigned or has been removed or has otherwise ceased to be Manager, the vacancy may be filled by the affirmative vote of a Majority-In-Interest of Members. A Manager elected to fill a vacancy shall be elected for the unexpired term of its predecessor in office and shall hold office until the expiration of such term and until its successor shall be elected and shall qualify or until its earlier death, resignation, or removal.

4. Compensation; Distribution of Cash and Reimbursement of Expenses

4.1. Fees Paid to the Manager

The Manager will receive the following from the Company as compensation for services in the following amounts and on the following terms:

Basis for Fee	Amount of Fee
For underwriting the loan. Paid by the Borrower at the close of any loan.	$1,500 per loan paid by the borrower
For managing and servicing loans as well as for overall management of the Company.	The Manager shall receive a distribution of the profits after the Members have received a Preferred Return.

4.2. Reimbursement for Out-Of-Pocket Expenses

The Manager shall be reimbursed for any and all out of pocket expenses.

5. Participation

5.1. Participation

Except as otherwise set forth herein, the Members shall not participate in the day-to-day management of the business of the Company.

6. Rights and Obligations of Members

6.1. Limitation of Liability

Each Member's liability shall be limited as set forth in the Act and other applicable law. The debts, obligations and liabilities of the Company, whether arising from contract, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company. No Member or Manager shall be obligated personally for such debt, obligation or liability of the Company, solely by reason of being a Member of the Company.

6.2. Company Debt Liability

A Member will not be personally liable for any debts or losses of the Company beyond the Member's respective Capital Contributions, except as otherwise required by law.

6.3. List of Members

Upon written request of any Member, the Manager shall provide a list showing the names, addresses, and interests of all Members in the Company.

6.4. Approval of Sale of All Assets

The Members shall not have the right to approve the sale of all assets.

6.5. Company Books

The Company, for accounting and income tax purposes, shall operate on a fiscal year ending December 31 of each year, and shall make such income tax elections and use such methods of depreciation as shall be determined by the Manager. The Company shall maintain books and records on an accrual basis in accordance with sound accounting practices to reflect all income and expenses of the Company. The books and records of the Company shall be maintained at the principal place of business of the Company. The Manager shall make the Company books and records available for inspection and copying by any Member at reasonable times during normal business hours upon at least ninety-six (96) hours prior notice. The Manager shall use its best efforts to cause to be prepared and furnished to the Members, the Company's tax return prior to March 15 of each year.

6.6. Priority and Return of Capital

No Member shall have priority over any other Member as to the return of Capital Contributions or as to Profits and Losses or Distributions.

7. Meetings of Members

7.1. Annual Meeting

No Annual Meeting of the Members is required.

7.2. Special Meetings

Special meetings of the Members, for any purpose or purposes unless otherwise prescribed by statutes, may be called by the Manager or by a Majority-In-Interest of the Members.

7.3. Place of Meetings

The Manager may designate any place, either within or outside of the State of Maryland, as the place of meetings of the Members.

7.4. Notice of Meetings

Except as provided in Section 7.5 hereof, written notice stating the place, day, and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered no fewer than three (3) no more than fifty (50) days before the date of the meeting.

7.5. Meeting of all Members

If all of the Members shall meet at any time and place, either within or outside of the State of Maryland, and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting, lawful action may be taken.

7.6. Record Date

For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, Members entitled to receive payment of any distribution, or to make a determination of Members for any other purpose, the date on which notice of the meeting is mailed or the date on which the resolute declaring such distribution is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any such meeting of Members has been made as provided in this Section, such determination shall apply to any adjournment thereof.

7.7. Quorum

A Majority-In-Interest of the Members, represented in person or by proxy, shall constitute a quorum at any meeting of Members. In the absence of a quorum at any such meeting, a majority of the Interests so represented may adjourn the meeting from time to time for a period not to exceed 60 days without further notice. However, if the adjournment is for more than 60 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at a meeting.

7.8. Manner of Acting

If a quorum is present, the affirmative vote of Majority-In-Interest of the Members shall be the act of the Members, unless the vote of a greater or lesser proportion or number is otherwise required by the Act, by the Article or Organization, or by this Agreement.

A consent transmitted by electronic transmission by a Member or person authorized to act for a Member shall be deemed to be written and signed by the Member.

7.9. Proxies

At all meetings of Members, a Member may vote in person, or by proxy executed in writing by the

Member or by a duly authorized attorney-in-fact. Such proxy shall be filed with the Manager of the Company before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

7.10. Action by Members without a Meeting

Action required or permitted to be taken at a meeting of Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by each Member entitled to vote, and delivered to the Manager of the Company for inclusion in the minutes or for filing with the Company records. Action taken under this Section is effective when all Members entitled to vote have signed the consent unless the consent specifies a different effective date. The record date for determining Members entitled to take action without a meeting shall be the date the first Member signs a written consent.

7.11. Electronic Meetings

Meetings of members may be held by means of a conference telephone call so that all persons participating in the meeting can hear each other. Participation in a meeting held by conference telephone call shall constitute presence in person at the meeting.

7.12. Waiver of Notice

When any notice is required to be given to any Member, a waiver thereof in writing signed by the Person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice.

8. Capital Contributions; Capital Accounts; Advances

8.1. Capital Contributions

8.1.1. The total minimum amount of the initial Capital Contributions of the Members, who are identified in Exhibit "A", will be ZERO Dollars ($0).

8.1.2. The total maximum amount of the initial Capital Contributions of the Members, who are identified in Exhibit "A", will be Five Million Dollars ($5,000,000). However, the Manager may elect to extend the maximum amount of Capital Contributions at any time to any amount the Manager sees fit.

8.1.3.The Capital Contribution of the Members shall be equal to one hundred percent (100%) of the total capitalization of the Company. The Manager is not required to contribute any percent of the total capitalization of the Company.

8.1.4. Except as otherwise expressly provided in this Agreement, no Member may contribute capital, or loan funds to the Company, without the consent of the Manager.

8.1.5.Except as otherwise expressly provided in this Agreement no portion of the capital of the Company may be withdrawn at any time without the express written consent of the Manager.

8.2. Capital Accounts

A Capital Account shall be established and maintained for each Member in accordance with the terms of this Agreement and the requirements of the Code.

8.3. Member Loans

If required, the Company will use its best efforts to obtain funds from Members or third parties to be contributed or loaned pursuant to the terms of this Agreement. In the event that sufficient additional funds are unavailable from Members or third parties, the Manager shall have the right, but, except as provided below, shall not be obligated, to loan such funds (or a portion thereof) to the Company as and when necessary to continue the business of the Company (the "Advance").

8.3.1. Advances made by the Manager shall bear interest at ten percent (10%) per annum. Interest on Advances shall be an expense of the Company when paid.

8.3.2. If the Manager makes Advances it shall be deemed an unsecured creditor of the Company for the purpose of determining its right and priority of repayment of interest and principal of such Advance.

9. Division of Profits and Losses

9.1. Percentage Interests

The Percentage Interests of the Members shall be as set forth in Exhibit A hereof.

9.2. Division of Profits and Losses

It is the intent of the Manager to distribute and allocate the Company's realized profits to the Members in proportion to their respective Capital Contributions.

9.3. Acknowledgement

The Members are aware that Company circumstances and the Revenue Code may provide for a different allocation of Profits and Losses other than that intended by the Manager as herein set forth.

10. Distributions

10.1. Promptly after the end of each quarter, the Company will make distributions of Cash Available from Operations in amounts to be determined at the sole discretion of the Manager, as follows:

10.1.1. First, to the Preferred Members, pro rata in accordance with their percentage interests in the Company, in an amount equal to five percent (5%) per annum on their Capital Contributions.

10.1.2. Then, to the Preferred Members, pro rata in accordance with their percentage interests in the Company, in an amount which, together with their distributions set forth in 1 above, will equal up to a 15% annualized return, at the discretion of the Manager.

10.1.3. Then, to the Manager, in an amount equal to all remaining distributable Cash Available From Operations, as determined by the Manager, after the distributions to the Preferred Members as set forth in 1 and 2 above.

10.2. Cash Distributions from Capital Transactions

In the event that the Company generates distributable cash from a Capital Transaction, such as the sale of Company Assets or Properties, the Company will, subject to the retention of reasonable working capital reserves determined by and in the sole discretion of the Manager, make distributions as follows:
10.2.1. To satisfy any unpaid or deferred fees due to the Manager unpaid Company expenses; then
10.2.2. To satisfy any unpaid or deferred distributions under Section 10.1.1; then
10.2.3. One Hundred Percent (100%) to the Members in proportion to their Percentage Interests; then
10.2.4 To the Manager, in an amount equal to all remaining proceeds from the capital transaction.

10.3. Allocation and Distributions between Transferor and Transferee

Upon the transfer of all or any part of a Percentage Interest of a Member as hereinabove provided, Profits and Losses shall be allocated between the transferor and transferee on the basis of the computation method which in the reasonable discretion of the Manager is in the best interests of the Company, provided such method is in conformity with the methods prescribed by Section 706 of the Code and Treasury Regulation Section 1.704-1(c)(2)(ii). Distributions shall be made to the holder of record of the Percentage Interest on the date of distribution. Any transferee of a Percentage Interest shall succeed to the Capital Account of the transferor Member to the extent it relates to the Transferred Interest; provided, however, that if such transfer causes a termination of the Company pursuant to Section 708(b)(1)(B) of the Code, the Capital Accounts of all Members, including the transferee, shall be re-determined as of the date of such termination in accordance with Treasury Regulation Section 1.704-1(b).

10.4. In-Kind Distribution

Except as otherwise expressly provided herein, assets of the Company, other than cash shall not be distributed in kind to the Members, without the prior approval of the Manager. If any assets of the Company are distributed to the Members in kind for purposes of this Agreement, such assets shall be valued on the basis of the Gross Asset Value thereof (without taking into account Section 7701(g) of the Code) on the date of distribution; and any Member entitled to any interest in such assets shall receive such interest as a tenant-in-common with the other Member(s) so entitled with an undivided interest in such assets in the amount and to the extent provided for in Section 10.1. Upon such distribution, the Capital Accounts of the Members shall be adjusted to reflect the amount of gain or loss that would have been allocated to the Members pursuant to the appropriate provision of this Agreement and the Company sold the assets being distributed for their Gross Asset Value (taking into account Section 7701(g) of the Code) immediately prior to their distribution.

11. Fiscal Year, Books and Records, Bank Accounts, Tax Matters Members

11.1. Books and Records; Tax Returns

The Company, for accounting and income tax purposes, shall operate on a fiscal year ending December 31 of each year, and shall make such income tax elections and use such methods of depreciation as shall be determined by the Manager. The Company shall maintain books and records on an accrual basis in accordance with sound accounting practices to reflect all income and expenses of the Company. The books and records of the Company shall be maintained at the principal place of business of the Company. The Manager shall make the Company books and records available for inspection and copying by any Member at reasonable times during normal business hours upon at least forty-eight (48) hours prior notice. The Manager shall use its best efforts to cause to be prepared and furnished to the Members, the Company's tax return prior to March 15 of each year.

11.2. Bank Accounts

All funds of the Company shall be held in a separate bank account(s) in the name of the Company as determined by the Manager.

11.3. Financial Statement

Within a reasonable period after the end of each fiscal year, the Manager shall cause to be prepared and made available to all the Members an annual financial statement.

11.4. Tax Matters

The Manager shall have the authority, subject to the provisions of this Agreement, to make any election provided for under the Code or any provision of state or local tax law.

12. New Members Admitted

At any time, any Person acceptable to the Manager may become a Member in the Company by the sale of new Units for such consideration as the Manager shall determine or as a transferee of a Member's Interest, or any portion thereof, subject to the terms and conditions of this Agreement. No new Members shall be entitled to any retroactive allocation of losses, income, or expense deductions incurred by the Company. The Manager may, at their option, at the time an Additional Member is admitted, close the Company books (as though the Company's tax year had ended) or make pro rate allocations of loss, income, and expense deductions to an Additional Member for that portion of the Company's tax year in which an Additional Member was admitted in accordance with the provisions of Section 706 (d) of the Code and the Treasury Regulations promulgated thereunder.

13. Transfers

13.1. Transfers Prohibited

No Member may voluntarily, involuntarily or by operation of law assign, transfer, sell, pledge, hypothecate or otherwise dispose (collectively "Transfer") of all or part of its Interest in the Company, except as is specifically permitted by this Agreement. Any Transfer made in violation of this Article 13 shall be void and of no legal effect.

13.2. Permissible Transfer

Notwithstanding anything to the contrary contained in this Article, any Member may transfer all or any part of its Interest in the Company only to the Company unless the Manager provides that it is permissible to otherwise transfer. Such permission shall be granted only in writing to the Member at their address of record.

13.3. Substituted Member

A permitted transferee of any Member's Interest shall be admitted to the Company as a Substituted Member upon satisfaction of the following conditions:

13.3.1. Filing with the Company of a duly executed and acknowledged written instrument of assignment in a form approved by the Manager specifying the Percentage Interest being assigned and setting for the intention of the assignor that the permitted assignee succeed to the assignor's Interest (or the portion thereof) as a Member; and

13.3.2. Execution, acknowledgement and delivery by the assignor and assignee of any other instruments reasonably required by the Manager including an agreement of the permitted assignee to be bound by the provisions of this Agreement; and

13.3.3. In the event of transfer to an Involuntary Transferee, the written consent of Manager shall be required. An Involuntary Transferee for purposes of this Agreement shall mean a Member's heirs, estate or creditors which have taken by foreclosure, receivership or inheritance, other than as otherwise set forth in Section 13 hereof.

13.4. Binding on Successors

Subject to the restriction of this Article, the rights and objections of the Members shall inure to and be binding upon the heirs, successors and permitted assignees of the Members.

14. Right of First Refusal to Transfer Interest

14.1. Transfer of Interest

The Members are hereby not allowed to transfer their Interest in the Company to any Third Party without the express written approval of the Manager. The Manager may elect to refuse to allow the transfer for any reason. If an individual Member desires to withdraw from the Company, they may do so within the terms and conditions of the Company's Withdrawal Policy.

14.2. Withdrawal Policy

Members may withdraw as a Member of the Company and may receive a 90% return of capital provided that the following conditions have been met: (a) the Member has been a Member of the Company for a period of at least twenty-four (24) months; and (b) the Member provides the Company with a written request for a return of capital at least thirty (30) days prior to such withdrawal ("Withdrawal Notice").

Members may withdraw as a Member of the Company and may receive a 95% return of capital provided that the following conditions have been met: (a) the Member has been a Member of the Company for a period of at least thirty-six (36) months; and (b) the Member provides the Company with a written request for a return of capital at least thirty (30) days prior to such withdrawal ("Withdrawal Notice").

The Company will use its best efforts to honor requests for a return of capital subject to, among other things, the Company's then cash flow, financial condition, and approval by the Manager. Each request for a return of capital will be limited to twenty-five (25%) of such Member's capital account balance such that it will take four quarters for a Member to withdraw his, her, or its total investment in the Company; provided, however, that the maximum aggregate amount of capital that the Company will return to the Members each year is limited to ten percent (10%) of the total outstanding capital of the Company. Notwithstanding the foregoing, the Manager may, in its sole discretion, waive such withdrawal requirements if a Member is experiencing undue hardship.

The Company will not establish a reserve from which to fund withdrawals of Members' capital accounts and such withdrawals are subject to the availability of cash in any calendar quarter to make withdrawal distributions (**"Cash Available for Withdrawals"**) only after: (i) all current Company expenses have been paid (including compensation to the Manager, Manager and its affiliates as described in this Offering Circular); (ii) adequate reserves have been established for anticipated Company operating costs and other expenses and advances to protect and preserve the Company's investments in Properties; and (iii) adequate provision has been made for the payment of all monthly cash distributions owing to Members.

If at any time the Company does not have sufficient Cash Available for Withdrawals to distribute the quarterly amounts due to all Members that have outstanding withdrawal requests, the Company is not required to liquidate any Properties for the purpose of liquidating the capital account of withdrawing Members. In such circumstances, the Company is merely required to distribute that portion of the Cash Available for Withdrawals remaining in such quarter to all withdrawing Members pro rata based upon the relative amounts being withdrawn as set forth in the Withdrawal Notice.

Notwithstanding the foregoing, the Manager reserves the right to utilize all Cash Available for Withdrawals to liquidate the capital accounts of deceased Members or ERISA plan investors in whole or in part, before satisfying outstanding withdrawal requests from any other Members. The Manager also reserves the right, at any time, to liquidate the capital accounts of ERISA plan investors to the extent the Manager determines, in its sole discretion, that any such liquidation is necessary in order to remain exempt from the Department of Labor's "plan asset" regulations. Additionally, the Manager has the discretion to limit aggregate withdrawals during any single calendar year to not more than 10% of the total Company capital accounts of all Members that were outstanding at the beginning of such calendar year.

14.3. Right of First Refusal of Members

In the event that the Manager, on behalf of the Company, is unable or unwilling to fulfill the Withdrawal request in accordance with 14.2, the Member may then offer for sale their Units to the other Members of the Company prior to making any offer to any Third Party. If a Third Party has made an offer to any Member for the purchase of Units ("Selling Member"), the Member must present such a written offer to the Manager and the Members of the Company and such Members and Manager shall have a right to first refusal. Such transfer or sale to other Members of the Company shall be subject to approval of the Manager.

14.4. Substituted Member

If a Member transfers its interest pursuant to this Section 14, such transferee shall comply with the provisions of Section 13.3 to become a Substituted Member of the Company.

15. Bankruptcy or Other Involuntary Transfer

15.1. Definitions

As hereinafter used in this Agreement the word "Bankruptcy" shall mean and refer to that certain definition set forth in Section 1.9(e) above.

15.2. Option to Purchase

In the event of the Bankruptcy of a Member (hereinafter called the "Bankruptcy Member") the other Members (hereinafter referred to as "Surviving Members") shall have the option to purchase the Interest of the Bankrupt Member in the Company. Such option may be exercised only by the Surviving Members giving written notice thereof within thirty (30) days after its receipt of notice of a Bankruptcy. Notice of exercise of the option shall be given to the Bankrupt Member and to any trustee, receiver or other legal representative or holder or transferee of the Bankrupt Member's interest in the Company (hereinafter called an "Involuntary Transferee") of which the Surviving Members have been given notice, at the address of such Involuntary Transferee contained in any such notice of Bankruptcy.

15.3. Agreed Value

A Member's Value, in the event of Bankruptcy of a Member, shall be equal to their Capital Account at the time of insolvency less (a) the amount necessary for the payment of all current installments of interest and/or principal due and owing with respect to third party debts and liabilities of the Company during such period, including but not limited to any short term loan, permanent loan or any other third party financing obtained by or on behalf of the Company; (b) the repayment of Advances, plus interest thereon; and (c) such additional reasonable amounts as the Manager, in the exercise of sound business judgment, determines to be necessary or desirable as a reserve for the operation of the business and future or contingent liabilities of the Company.

15.4. Transfer

In the event of the Bankruptcy of a Member, if the Surviving Members shall not have elected (within the period specified in Section 15.2 above) to purchase the Members Interest of the Bankrupt Member as provided in Section 15.2, the Involuntary Transferee of such Interest shall, within thirty (30) days thereafter, execute and deliver to the Surviving Members such documents, in a form reasonably satisfactory to the counsel for the Surviving Members, as may be necessary and requisite to evidence and effect the transfer of such Interest to the Involuntary Transferee, together with its acceptance of this Agreement and the rights and duties of a Member hereunder. If, within ten (10) days after delivery of such documents to the Surviving Members, the Surviving Members shall notify the Involuntary Transferee of its acceptance of such documents and of the Involuntary Transferee as a Member, the Involuntary Transferee shall thereupon be deemed a Member.

16. Dispute Resolution

16.1. Mediation of Disputes

The Members and Manager agree to mediate, in Maryland, any dispute or claim arising between them out of this Agreement, or any resulting transaction, before resorting to arbitration. The mediator shall be identified and the first mediation session shall be scheduled on a mutually agreed upon date on or before thirty (30) days after the dispute arises and the party that is not commencing the dispute is notified in writing. Mediation fees shall be divided equally among the parties involved. If mediation cannot be successfully completed within ninety (90) days, the dispute shall move to arbitration according to Section 16.2 of this Agreement. If any party commences an action or arbitration based on a dispute or claim to which this paragraph applies, without first attempting to resolve the matter through mediation, then that party shall not be entitled to recover attorneys' fees, even if they would otherwise be available to that party in such action. Mediation shall be held before the Judicial Arbitration and Mediation Service unless the parties mutually agree to use the American Arbitration Association or Real Estate Neutrals or other agreed-upon mediator instead.

_______________ (Initial Here)

16.2. Arbitration of Disputes

In the event any dispute or claim among any of the Members and/or the Manager that cannot be resolved by mediation, then such dispute or claim shall be the subject of binding arbitration before the Judicial Arbitration and Mediation Service in Maryland, unless the parties to the dispute mutually agree to use the arbitration services of the American Arbitration Association or another agreed-upon arbitrator instead. The arbitrator shall be identified and the first arbitration session shall be scheduled on a mutually agreed upon date on or before thirty (30) days after the termination of mediation according to Section 16.1 herein. The prevailing party in such arbitration shall be entitled, in addition to any other relief that may be granted, to reasonable attorneys' fees and consultants' fees, and to recover all fees and costs associated with the arbitration. The arbitrator shall allow only such discovery as he or she reasonably believes is necessary in order for the parties to be properly prepared to arbitrate their dispute.

The undersigned acknowledge that, by initialing here, they are giving up their right to trial by jury and their right to conduct pretrial discovery.

_______________ (Initial Here)

17. Dissolution and Termination of the Company

17.1. Dissolution

Only by the Manager or by operation of law may the Company be dissolved.

17.2. Cessation of Any Member as Member

The withdrawal, death, insanity, incompetency, bankruptcy, dissolution or liquidation of any Member as such will not dissolve the Company.

17.3. Procedure for Winding-Up

Upon the Dissolution and Termination of the Company caused by other than the termination of the Company under Section 708(b)(1)(B) of the Code, the Manager shall proceed to wind up the affairs of the Company. During such winding up process, the Profits, Losses and Distributions of the Distributable Cash shall continue to be shared by the Members in accordance with this Agreement. The assets may be liquidated as promptly as is consistent with obtaining a fair value therefore, and the proceeds therefrom, to the extent available, shall be applied and distributed by the Company on or before the end of the taxable year of such Liquidation or, if later, within ninety (90) days after such Liquidation in the following order: (a) first, to creditors, including any Members who are creditors, in the order of priority as provided by law; (b) then, to establish such reserves as may be necessary; and (c) finally, to the Members in accordance with their positive Capital Account balances.

18. Miscellaneous Provisions

18.1. Notices

All notices and demands which either party is required or desires to give to the other shall be given in writing by electronic mail, facsimile, certified mail, return receipt requested with appropriate postage prepaid, or by personal delivery to the address or facsimile transmission to the address set forth below for the respective party, provided that if any party gives notice of a change of name or address or facsimile number, notices to that party shall thereafter be given as demanded in that notice. All notices and demands so given shall be effective upon receipt by the party to whom notice or a demand is being given except that any notice given by certified mail shall be deemed delivered three (3) days after mailing provided proof of delivery can be shown to;

CAPITAL CITIES FUND, LLC
16000 Trade Zone Avenue/Unit 105
Upper Marlboro, MD 20774
301.218.4333 x221

18.2. Amendments

This Agreement may only be amended in a writing executed by a Majority-in-Interest of the Members of the Company.

18.3. Binding Effect

Except as may be otherwise prohibited by this Agreement, every covenant, term and provision of this Agreement shall be binding upon and inure to the benefit of the Members and their respective heirs, legatees, legal representatives, successors, transferee, and assigns.

18.4. Construction

Every covenant, term and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Member.

18.5. Time

Time is of the essence with respect to this Agreement.

18.6. Headings

Section and other headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

18.7. Severability

Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such legality or invalidity shall not affect the validity or legality of the remainder of this Agreement.

18.8. Incorporation by Reference

Every exhibit, schedule, and other appendix, attached to this Agreement and referred to herein is hereby incorporated in this Agreement by reference.

18.9. Additional Documents.

The Manager agrees to perform all further acts and execute, acknowledge, and deliver any documents that may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

18.10. Maryland Law

The laws of the State of Maryland shall govern the validity of this Agreement, the construction of its terms, and the interpretation of the rights and duties of the Members.

18.11. Counterpart Execution

This Agreement may be executed in any number of counterparts with the same effect as if all of the Members and the Manager had signed the same document. All the counterparts shall be construed together and shall constitute one agreement.

18.12. Merger

It is agreed that all prior understandings and agreements between the parties, written and oral, respecting this transaction are merged in this Agreement, which alone, fully and completely expressed their agreement, and that there are no agreements except as specifically set forth in this Agreement.

The parties hereto have executed this Agreement of Capital Cities Fund, LLC, as of the date and year first above written.

____

Sherman Ragland
Managing Member of Tradewinds Realty Partners, LLC
Manager

By:___________________________

_____________________, Member

EXHIBIT A – OWNERSHIP INTERESTS

Members	Initial Capital Contribution	Number of Units

SUBSCRIPTION AGREEMENT

Capital Cities Fund, LLC
a Maryland Limited Liability Company

The undersigned hereby applies to become a Member in Capital Cities Fund, LLC a Maryland limited liability company (the "Company"), and subscribes to purchase the number of Preferred Units ("Units") herein indicated in accordance with the terms and conditions of the Operating Agreement, as amended, attached as an Exhibit to the Offering Circular dated XXXXXXXXX, as supplemented from time to time (the "Offering Circular").

1. **REPRESENTATIONS AND WARRANTIES.** The undersigned represents and warrants as follows:

(a) I have received, read and fully understood the Offering Circular dated XXXXX and in making this investment I am relying only on the information provided in the Offering Circular. I have not relied on any statements or representations inconsistent with those contained in the Offering Circular.

(b) I understand that the Units are being offered and sold pursuant to an Offering Statement filed on a Form 1-A with the Securities Exchange Commission under the Securities Act of 1933, as amended. I acknowledge and understand that the Offering Statement depends in part upon the accuracy of the representations and warranties contained herein, which I hereby make with the intent that they may be relied upon by the Manager.

(c) My principal residence is in a state where the Company has duly registered the Units by Coordination. Except as hereafter provided, if I am acting as the trustee of a trust or on behalf of any other business entity, both the principal office and the principal place of business of such trust or other entity are located in such a state. If I am acting as the trustee or custodian of a Keogh plan, Individual Retirement Account or other retirement plan and I am not a resident such a state, then all of the following requirements are satisfied: (i) all participants or beneficiaries of such retirement plan have their principal residence in such a state; (ii) all investment decisions regarding such plan are made by such resident participants and/or beneficiaries; and (iii) I perform only ministerial functions with respect to the investment of plan assets, with no independent authority or discretion to make investment decisions.

(d) I understand that an investment in the Units involves certain risks. I am 18 years of age or older.

(e) By virtue of my own investment acumen and experience or financial advice from my independent advisors (other than a person receiving commissions by reason of my purchase of Units), I am capable of evaluating the risks and merits of an investment in the Units.

(f) I meet the minimum suitability standards required by my state meaning I have the requisite minimum net worth and/or income in order to invest. In no circumstances am I investing more than 10% of my net worth.

For purposes of determining the suitability of an investor, net worth (total assets minus total liabilities) in all cases should be calculated excluding the value of an investor's home, home furnishings and automobiles. ''Liquid net worth'' is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.

In the case of sales to fiduciary accounts (such as individual retirement accounts, or IRAs, Keogh Plans or pension or profit-sharing plans, these suitability standards must be met by the fiduciary account, by the person who directly or indirectly supplied the funds for the purchase of the shares if such person is the fiduciary or by the beneficiary of the account.

(g) I am purchasing the Units solely for my own account, and not with a view to or for a sale in connection with any distribution of the Units.

2. POWER OF ATTORNEY. The undersigned hereby irrevocably constitutes and appoints the Manager as his, her or its true and lawful attorney-in-fact, with full power of substitution and with full power and authority for him, her or it and in his, her or its name, place and stead, to execute, acknowledge, publish and file: The Operating Agreement, the Articles of Organization of the Company and any amendments thereto or cancellations thereof required under the laws of the State of Maryland;

(a) Any other certificates, instruments and documents as may be required by, or may be appropriate under, the laws of any state or other jurisdiction in which the Company is doing or intends to do business; and

(b) Any documents which may be required to effect the continuation of the Company, the admission of an additional or substituted Member, or the dissolution and termination of the Company.

The power of attorney granted above is a special power of attorney coupled with an interest, is irrevocable, and shall survive the death of a Member or the delivery of an assignment of Units by a Member; provided, that where the assignee thereof has been approved by the Manager for admission to the Company as a substituted Member, such power of attorney shall survive the delivery of such assignment for the sole purpose of enabling the Manager to execute, acknowledge, file and record any instrument necessary to effect such substitution.

3. ACCEPTANCE. This Subscription Agreement will be accepted or rejected by the Manager within thirty (30) days of its receipt by the Company. Upon acceptance, this subscription will become irrevocable, and will obligate the undersigned to purchase the number of Units indicated below, for the purchase price of $10 per Unit. The Manager will return a countersigned copy of this Subscription Agreement to accepted subscribers, which copy (together with my canceled check) will be evidence of my purchase of Units.

4. PAYMENT OF SUBSCRIPTION PRICE. The full purchase price for Units is $10 per Unit, payable in cash concurrently with delivery of this Subscription Agreement. I understand that my subscription funds will be held by the Manager in a non- interest bearing segregated subscription account at a financial institution selected by the Manager, until my funds are needed by the Company to lend on properties evidenced by notes secured by real property, and only then will I actually be admitted to the Company. In the interim, my subscription funds will not earn interest in the subscription account.

5. INVESTOR INFORMATION. (Please print or type) Name and Address of Investor or Beneficial Owner:

Do you have any real estate investing experience? Yes No

If yes, please describe? ____

State of Residence: ______________________________

Net Worth:____________________________________

Net Income:___________________________________

Identifying Information

Individual Name:______________________________________

Address:____

Social Security Number:________________________________

Individual Retirement Account ("IRA"):

Trustee Name:_____________________________________

Address:____

Account Number:___________________________________

Pension or Profit Sharing Trust ("ERISA Plan"):

Trustee Name:_____________________________________

Address:____

Account Number:___________________________________

Corporation, Trust or Other:

Trustee Name:_____________________________________

Address:____

Account Number:___________________________________

Number of Units to be Purchased (minimum of 1,000):____________________

Total Purchase Price ($10 per Unit; $10,000 minimum): $____________________

Class of Units (A, B, or C) ____________________________________

PRIOR TO WIRING FUNDS, PLEASE EMAIL THIS FULLY FILLED OUT AND SIGNED SUBSCRIPTION AGREEMENT TO THE FOLLOWING EMAIL FOR APPROVAL:

Sherman.Ragland@Gmail.com

UPON VERBAL APPROVAL:

Please wire subscription funds to the Company's escrow account per the instructions below:

Bank Name: Old Line Bank

Bank Address: 1525 Pointer Ridge Place, Bowie, MD 20716

Routing Number: XXXXX

Account Name: Capital Cities Fund, LLC Escrow

Account Number: XXXXX

Once funds are confirmed received by the Company, the Company will execute and return a copy of this Subscription Agreement.

IN WITNESS WHEREOF, the undersigned hereby agrees to become a Member in Capital Cities Fund, LLC upon the terms and conditions set forth in the Operating Agreement.

Dated: _____________, 20______

________________________________ ________________________________
Signature of Beneficial Owner or Individual Signature of Trustee or Officer

[IF IRA OR ERISA PLAN, THEN BOTH TRUSTEE AND BENEFICIAL OWNER(S) MUST SIGN.]

ACCEPTANCE

The foregoing Subscription Agreement is hereby accepted by Capital Cities Fund, LLC

______________, 2015

Capital Cities Fund, LLC
a Maryland Limited Liability Company

By: ____________________________

Its Manager

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Upper Marlboro, State of Maryland, on April 1, 2015.

The Capital Cities Fund, LLC
(Issuer)

By (Signature and Title)
X______________________________

Sherman Ragland, Managing Member,
The Capital Cities Fund, LLC
Acting as Chief Executive Officer and Chief Financial Officer